++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED JULY 17, 1998)                   Registration No. 333-58251


                               2,000,000 SHARES


                      [LOGO OF STILLWATER MINING COMPANY]

                                 COMMON STOCK
                               $30 3/4 PER SHARE


                                   ---------
  Stillwater Mining Company is offering shares of its Common Stock. The underwriters named in this Prospectus Supplement may purchase up to 300,000 additional shares of Common Stock from Stillwater Mining Company under certain circumstances.

  The Common Stock is listed on the American Stock Exchange under the symbol "SWC." The last reported sale price of the Common Stock on the American Stock Exchange on October 19, 1998 was $31 5/16 per share.

                                   ---------

  INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-9.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ---------

                                                             PER
                                                            SHARE      TOTAL
                                                           -------- -----------
Public Offering Price..................................... $30.7500 $61,500,000
Underwriting Discounts.................................... $ 1.5375 $ 3,075,000
Proceeds to Stillwater Mining Company (before expenses)... $29.2125 $58,425,000


  The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about October 23, 1998.

                                   ---------

SALOMON SMITH BARNEY
                              MERRILL LYNCH & CO.
                                                                   TD SECURITIES
October 19, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                             PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary............................................  S-3
Risk Factors.............................................................  S-9
Use of Proceeds.......................................................... S-13
Price Range of Common Stock and Dividend Policy.......................... S-13
Capitalization........................................................... S-14
Selected Financial Information........................................... S-15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-17
Business and Properties.................................................. S-25
Underwriting............................................................. S-32
Legal Matters............................................................ S-33
Experts.................................................................. S-33

                                   PROSPECTUS

Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Company..............................................................    4
Risk Factors.............................................................    6
Use of Proceeds..........................................................   12
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined
 Fixed Charges and Preferred Stock Dividends.............................   12
Business and Properties..................................................   13
Description of Debt Securities...........................................   19
Description of Preferred Stock...........................................   28
Description of Depositary Shares.........................................   29
Description of Warrants..................................................   32
Description of Capital Stock.............................................   33
Plan of Distribution.....................................................   34
Legal Matters............................................................   35
Experts..................................................................   35

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PROSPECTUS SUPPLEMENT SUMMARY

  This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this Prospectus Supplement and the related Prospectus, the financial statements of the company and the other information that is incorporated by reference into this Prospectus Supplement and the related Prospectus.

                                  THE COMPANY

OVERVIEW

  Stillwater Mining Company mines, processes and refines palladium, platinum and associated metals from a geological formation in southern Montana known as the J-M Reef. The J-M Reef is the only significant source of platinum group metals, or PGMs, outside South Africa and Russia. Associated by-product metals of PGMs include rhodium, gold, silver, nickel and copper. All of our current mining operations are conducted at the Stillwater Mine in Nye, Montana. Expansion is underway at the Stillwater Mine and at the East Boulder site approximately 13 miles away toward the western end of the J-M Reef. The "Business and Properties" section of this Prospectus Supplement and the related Prospectus contain more detailed information regarding the topics highlighted under the heading "The Company" in this Summary.

  PGMs are rare precious metals with unique physical qualities that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for PGMs is by the automotive industry in the production of catalysts that reduce harmful automobile emissions. Palladium is also used extensively in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as dental applications. Platinum is primarily used for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high octane gasolines and fuel cells.

  At December 31, 1997, the company had the following proven and probable PGM ore reserves:

                     AVERAGE PGM GRADE     CONTAINED OUNCES     CONTAINED OUNCES
         TONS         (OUNCE PER TON)        OF PALLADIUM         OF PLATINUM
     ------------    -----------------     ----------------     ----------------
     29.5 million       0.79 ounce           17.9 million         5.4 million

"Reserves" refers to the portion of a mineral deposit that can be economically and legally extracted, and the figures shown above do not take into account the loss of approximately 10% of these reserves during processing of the metals. The company's reserves are located in a 28-mile long mineralized zone of the J-M Reef that extends downward over one mile to an unknown depth. We hold the rights to claims covering substantially all of the presently identified PGM mineralized zone of the J-M Reef. At 1997 production levels, the proven and probable reserves contained in the J-M Reef could be mined for over 40 years. The reserves and geology of the J-M Reef are discussed under the heading "Business and Properties--Geology and Ore Reserves." Because of this substantial remaining mine life, we implemented an expansion program in 1994 with the goal of increasing production and decreasing costs per ounce.

  The key elements of the 1994 Expansion Plan were to:

    .develop a new 1,950-foot shaft for ore and waste transport and an underground crusher and conveyer system;
    .increase the number of active stopes;

    .increase mechanized mining; and

    .recruit additional skilled manpower.

  In the fourth quarter of 1997, we achieved the 1994 Expansion Plan's ore production goal of approximately 2,000 tons per day. We also substantially reduced the total cost per ounce of producing PGMs from $240 per ounce in 1995 to $177 per ounce during the nine months ending September 30, 1998. In addition, our production of PGMs has increased substantially from 255,000 ounces in 1996 to 355,000 ounces in 1997. We anticipate that our 1998 production of PGMs will be approximately 450,000 to 470,000 ounces.

1998 EXPANSION PLAN

  During 1998, we developed a new expansion plan with a long-term goal of reaching an annualized rate of PGM production of approximately 1.2 million ounces before year end 2001. The key components of the 1998 Expansion Plan include increasing mine production at the Stillwater Mine from 2,000 to 3,000 tons of ore per day and developing a new mine at East Boulder with a permitted capacity of 2,000 tons of ore per day.

  The company has completed a preliminary study setting forth the expected costs and timetable for the 1998 Expansion Plan. Based upon studies by independent mining engineers and our internal analyses, we currently estimate that the 1998 Expansion Plan will require a capital investment of approximately $385 million, as set forth below.

      ESTIMATED CAPITAL INVESTMENT FOR 1998 EXPANSION PLAN

       Expansion of Stillwater Mine from 2,000 to 3,000 tons of
        ore per day and construction of a new tailings facility... $ 75 million
       Development and construction of East Boulder mine and
        ancillary facilities......................................  270 million
       Expansion of existing smelter and base metals refinery.....   40 million
                                                                   ------------
           Total estimated capital investment..................... $385 million

We discuss the key risks associated with the 1998 Expansion Plan under the headings "Risk Factors--Expansion Plan Risks" and "--Government Regulations and Permitting."

  Expansion at the Stillwater Mine. In the second quarter of 1998, H.A. Simons Ltd., independent mining engineers, completed an engineering study on the expansion of the Stillwater Mine. Based on this study and our internal analyses, we have begun work to expand the current mill throughput at the Stillwater Mine from 2,000 to 3,000 tons of ore per day. The expansion is estimated to cost approximately $75 million and will consist of modifications to the existing concentrator, additional underground development and completion of a new tailings disposal facility. When this expansion is complete, we expect that the Stillwater Mine will produce approximately 725,000 ounces of PGMs annually.

  Development of East Boulder. The East Boulder site will provide western access to the J-M Reef. The company has received all major permits necessary to construct and operate a mining facility at East Boulder at a capacity of 2,000 tons of ore per day. Development at East Boulder will consist of construction of mine and support facilities, including an underground crusher, a surface concentrator and ancillary surface facilities with a permitted capacity of 2,000 tons per day. These facilities have been designed, however, to allow expansion beyond 2,000 tons of ore per day.

  In 1996, we began work on the initial development phase of East Boulder and invested $7.8 million, primarily for construction of a tunnel boring machine and for electrical power supply to the mine portal site. The project was suspended in October 1996, primarily due to a downturn in palladium and platinum prices. However, we continued to conduct permitting and environmental activities at East Boulder, spending $1.1 million during 1997. In November 1997, with the completion of the 1994 Expansion Plan and higher prices for palladium and platinum, the company restarted the East Boulder project.

  In the second quarter of 1998, the company completed the tunnel boring machine and began development work. Independent contractors have commenced work with the company to drive a 18,500-foot long, 15-foot diameter tunnel to reach the J-M Reef. We expect the tunnel boring to take between 10 and 18 months and as of September 30, 1998, the Company had drilled approximately 3,200 feet. Based upon an independent engineering study by Kilborn International Inc. (which covered primarily the underground mine and mine-related infrastructure) and our internal analyses, we estimate the development of East Boulder should cost approximately $270 million. The company believes that the operating costs at East Boulder should be substantially similar to the costs at our existing operations at the Stillwater Mine. When completed, annual PGM production from East Boulder is expected to be approximately 450,000 ounces. East Boulder development depends on the company obtaining the necessary financing and the project remaining economically feasible. We discuss the key risks associated with the development of the East Boulder mine under the heading "Risk Factors-- Expansion Plan Risks" and "--Government Regulations and Permitting."

  Expansion of the Smelter and Base Metals Refinery. The company processes concentrate produced from the Stillwater Mine at a smelter and a base metals refinery located in Columbus, Montana. We need to expand these facilities in order to accommodate the increased production expected from the expansion of the Stillwater Mine and development of East Boulder. Based upon independent engineering estimates and our internal analyses, we estimate the capital cost of expanding the smelter and the base metals refinery to be approximately $40 million.

RECENT DEVELOPMENTS

  Expansion Financing. In order to finance the 1998 Expansion Plan, the company expects to use its cash flow from operations, the proceeds of this offering and new bank financing. We recently obtained a commitment letter from The Bank of Nova Scotia for a $175 million senior secured credit facility. This credit facility, which is referred to as the Scotiabank Credit Facility, provides for a $125 million term loan facility and a $50 million revolving credit facility. The Company is negotiating the final loan documents for the Scotiabank Credit Facility. Proceeds of the term loan facility will be used to finance a portion of the 1998 Expansion Plan. Proceeds of the revolving credit facility will be used for general corporate and working capital needs. The facility is expected to mature on December 31, 2005, and will be secured by substantially all the property and assets of the company. The Scotiabank Credit Facility will contain typical covenants and conditions to initial and subsequent borrowings. The terms of the Scotiabank Credit Facility are discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Marketing Contracts. In order to minimize the risk of lower prices in the palladium and platinum markets while retaining most of the potential to obtain higher prices, we entered into new long-term marketing contracts with General Motors Corporation, Ford Motor Company, Mitsubishi Corporation and KEMET Corp. Certain features of these new contracts are outlined below.

     PALLADIUM CONTRACTS

     . Cover the sale of between 90% to 100% of our production over the next five years, priced at a slight discount to market.

     . Provide a floor price averaging approximately $225 per ounce.

     . Provide an average maximum price of approximately $400 per ounce on approximately 30% of our production.

     . Have no price cap on the remaining 70% of our production.

     PLATINUM CONTRACTS

     . Cover the sale of approximately 20% of our planned annual production over the next five years, priced at a slight discount to market.

     . Provide an average minimum price of $350 per ounce and an average maximum price of $425 per ounce.

     . The remaining 80% of our planned annual production is not committed under these contracts and remains available for sale at prevailing market prices or under future contracts.

We discuss the risks regarding these contracts under the heading "Risk Factors--Dependence on Agreements with Significant Customers."

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" SET OUT IMMEDIATELY FOLLOWING THIS SUMMARY.

                                  THE OFFERING

Common Stock offered................   2,000,000 shares

Common Stock outstanding after the    22,651,448 shares
 offering(/1/)......................

Use of proceeds.....................  The net proceeds from the offering will be used to fund a portion of the
                                      development and capital costs of the 1998
                                      Expansion Plan. See "Use of Proceeds."

AMEX symbol.........................  SWC
--------
(1) Excludes (a) 1,919,739 shares of Common Stock reserved for issuance upon conversion of our 7% Convertible Subordinated Notes Due 2003, (b) 2,500,000 shares reserved for issuance under the Stillwater Mining Company 1998 Equity Incentive Plan, or the Equity Plan, and 200,000 shares under the Stillwater Mining Company General Employee Stock Plan, or the Employee Plan, of which options covering a total of 1,340,759 shares were outstanding at September 30, 1998, and (c) up to 300,000 shares that may be issued pursuant to the underwriters' over-allotment option.

                                  ------------

  The Company's principal executive offices are located at 1200 Seventeenth Street, Suite 900, Denver, Colorado, 80202, and its telephone number at this address is (303) 352-2060.

                  SUMMARY OPERATING AND FINANCIAL INFORMATION

  The following summary operating and financial information for the years 1995 through 1997 includes balance sheet and statement of operations data from the company's audited financial statements, which are incorporated by reference from the company's Annual Report on Form 10-K for the year ended December 31, 1997. The summary operating and financial information for the nine months ended September 30, 1997 and 1998 includes balance sheet and statement of operations data from the company's unaudited financial statements, which are incorporated by reference from the company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998. In the opinion of management, the company's unaudited financial statements for the nine months ended September 30, 1997 and 1998 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

                                                             NINE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          -------------------------------  ------------------------
                            1995       1996       1997        1997        1998
                          ---------  ---------  ---------  ------------------------
                          (DOLLARS AND UNITS IN THOUSANDS, EXCEPT PER SHARE,
                                    PER OUNCE AND PER TON AMOUNTS)
OPERATING DATA:
Tons milled(/1/)........        398        446        577         402         537
Mill head grade(/2/)....       0.67       0.67       0.70        0.71        0.69
Ounces of palladium pro-
 duced..................        169        196        271         191         255
Ounces of platinum pro-
 duced..................         51         59         84          59          78
                          ---------  ---------  ---------  ----------  ----------
  Total ounces pro-
   duced(/3/)...........        220        255        355         250         333
                          =========  =========  =========  ==========  ==========
Ounces of palladium
 sold...................        180        214        288         203         253
Ounces of platinum
 sold...................         54         62         91          64          77
                          ---------  ---------  ---------  ----------  ----------
  Total ounces
   sold(/3/)............        234        276        379         267         330
                          =========  =========  =========  ==========  ==========
PRICE AND COST DA-
 TA:(/4/)
Average realized price
 per palladium ounce....  $     157  $     144  $     144  $      149  $      184
Average realized price
 per platinum ounce.....        425        410        388         391         383
Combined average real-
 ized price per ounce...        219        204        203         207         231
Cash costs per ounce
 produced...............  $     215  $     184  $     174  $      180  $      150
Total costs per ounce
 produced...............        240        219        207         215         177
INCOME STATEMENT DATA:
Revenues(/5/)...........  $  51,335  $  56,214  $  76,877  $   55,293     $76,234
Costs of metals
 sold(/5/)..............     45,864     50,947     68,540      50,549      49,698
Operating income
 (loss).................     (2,252)    (5,192)    (6,208)     (4,953)     14,626
Net income (loss)(/6/)..  $      68  $  11,082  $  (5,377) $   (4,532) $    7,834
                          =========  =========  =========  ==========  ==========
Basic and diluted earn-
 ings per share(/7/)....  $      --  $    0.55  $   (0.27) $    (0.22) $     0.38
                          =========  =========  =========  ==========  ==========
Weighted average common
 shares outstanding:
 (/7/) Basic............     20,068     20,093     20,290      20,230      20,506
 Diluted................     20,068     20,093     20,290      20,230      20,884
CASH FLOW DATA:
Net cash provided by
 (used in) operations...  $   6,009  $  14,464  $  (1,297) $   (3,072) $   18,737
Capital expendi-
 tures(/8/).............     46,133     58,413     15,820      12,596      40,809
Depreciation and amorti-
 zation.................      5,749      8,699     11,658       8,606       8,814

                                                        (footnotes on next page)

                                    AS OF DECEMBER 31,     AS OF SEPTEMBER 30,
                                -------------------------- -------------------
                                  1995     1996     1997     1997      1998
                                -------- -------- -------- --------- ---------
BALANCE SHEET DATA:
Current assets................. $ 44,974 $ 49,061 $ 35,303 $  36,340 $  35,479
Total assets...................  162,175  239,910  229,219   230,260   251,737
Long-term debt and capital
 lease obligations.............    8,713   62,563   61,513    62,093    60,491
Shareholders' equity...........  132,305  143,666  141,392   140,645   152,533
Working capital................   34,604   33,228   23,054    24,621    16,988

--------
(1) Tons milled represents the number of grade-bearing tons of ore fed to the concentrator.
(2) Mill head grade is presented as ounces per ton of palladium and platinum combined.
(3) Ounces produced is defined as the number of ounces produced from the concentrator during the period reduced by losses expected to be incurred in subsequent smelting and refining processes.
(4) A combined realized price of palladium and platinum is reported at the same ratio as ounces are produced from the company's base metals refinery. Cash costs include cash costs of mine operations, processing and administrative expenses at the mine site (including overhead, taxes other than income taxes, royalties and credits for metals produced other than palladium and platinum). Total costs of production include cash costs plus depreciation and amortization. Income taxes, corporate general and administrative expenses and interest income and expense are not included in either total or cash costs.
(5) Revenues consist of the sales revenue for palladium and platinum, including any hedging gain or loss; by-product metals revenues and secondary materials revenues are included as a reduction of cost of metals sold.
(6) Net income for 1996 reflects a change in accounting policy, which became effective January 1, 1996. Pursuant to this policy, the company changed its method of accounting for mine development expenditures by capitalizing certain direct and indirect costs related to development activities, which were previously expensed. The effect of the accounting change on 1996 results was to increase net income by approximately $5.2 million ($0.25 per share). Assuming the accounting change had been applied retroactively, the unaudited pro forma effect would have been an increase in net income of $3.0 million ($0.15 per share) in 1995.
(7) In 1997, the company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share. All prior period per share data presented have been restated to conform with the provisions of this statement.
(8) Aggregate capital expenditures related to the 1994 and 1998 Expansion Plans were $39.5 million, $35.9 million, $2.9 million, $2.7 million and $12.6 million in 1995, 1996, 1997 and for the nine month periods ended September 30, 1997 and 1998.

                                  RISK FACTORS

  You should consider carefully the following risk factors before you decide to buy the Common Stock. You should also consider the other information contained in this Prospectus Supplement, and the other risk factors and information set forth in the related Prospectus, in the company's Reports on Forms 10-K, 10-Q and 8-K and in other documents incorporated by reference.

METALS PRICE VOLATILITY, BACKWARDATION AND HEDGING

  Since the company's sole source of revenue is the sale of PGMs, our profitability is significantly affected by changes in the market prices of PGMs. Market prices of PGMs are influenced by numerous factors beyond our control. These factors include global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly South Africa and Russia.

  Current economic and political events in Russia could adversely affect PGM market prices. If Russia disposes of substantial PGMs from stockpiles or otherwise, the increased supply could adversely affect the market prices of palladium and platinum. Recent political instability in Russia and mounting economic problems make Russian PGM sales levels difficult to predict and the risk of dispositions of stockpiles more significant. Volatility was evident during 1997 and 1998, when apparent tightness in PGM markets led to multi-year highs for current delivery contracts and "backwardation," a condition in which delivery prices for metals in the near term are higher than delivery prices for metals to be delivered in the future. A substantial and sustained decrease in the market prices of PGMs would adversely affect our results of operations.

  The company enters into hedging contracts from time to time to manage the effect of price changes in palladium and platinum on the company's cash flow. Historically, hedging activities typically consisted of "spot deferred contracts" that require future deliveries of specific quantities of PGMs at specific prices, the sale of call options and the purchase of put options. During the first quarter of 1997, the company entered into significant hedging positions, particularly in palladium, for both 1997 and 1998 sales. Following a sharp rise in palladium spot prices, the company's deliveries against these hedge contracts throughout 1997 and 1998 resulted in substantial hedging losses. These losses totaled approximately $10.2 million in 1997 and $24.4 million during the first nine months of 1998. Thus, while hedging transactions are intended to reduce the negative effects of volatility of prices, hedging can limit potential gains from increases in prices and could again expose the company to hedging losses in certain circumstances. The company's below market hedge contracts will mature and we will deliver metal to close out these contracts during the remainder of 1998. The objective of our hedging policy in the future will be to benefit from upward price movements while providing floor prices to reduce our exposure to downside price movements. To achieve this objective, we have entered into marketing contracts with third parties that establish floor prices for sales of a portion of our production. We discuss the company's new PGM marketing contracts under the headings "Risk Factors--Dependence on Agreements with Significant Customers" and "Business and Properties--1998 Expansion Plan--Marketing Contracts."

EXPANSION PLAN RISKS

  The company's achievement of its long-term expansion goals depends upon its ability to increase production at the Stillwater Mine and related facilities and its ability to develop the East Boulder mine. Each of these tasks will require the company to construct mine and processing facilities and to commence and maintain production within budgeted levels. Although we believe that our goals and our estimates are based upon reasonable assumptions, we may need to revisit our decision to develop East Boulder and revise our plans and estimates for the Stillwater Mine and East Boulder project as the projects progress.

  Among the major risks to successful completion of the 1998 Expansion Plan are:

  . potential cost overruns during development of new mine operations and construction of new facilities;

  . possible delays and unanticipated costs resulting from difficulty in obtaining the required permits; and

  . the inability to recruit sufficient numbers of skilled underground miners.

In addition, our ability to successfully implement the 1998 Expansion Plan and obtain financing could be adversely affected by decreases in PGM prices.

  Based on the complexity and uncertainty involved in development projects at this early stage, it is extremely difficult to provide reliable time and cost estimates. We cannot assure you that either the Stillwater expansion or the development of East Boulder will be completed on time or at all, that the expanded operations will achieve the anticipated production capacity, that the construction costs will not be higher than estimated, that the expected operating cost levels will be achieved or that funding will be available from internal and external sources in necessary amounts or on acceptable terms.

  The company is not planning to obtain a complete feasibility study or a final engineering study for the East Boulder project. When the 18,500-foot access tunnel has been completed, we will reevaluate our geologic and process analyses and our estimates of capital expenditures, cash operating costs and recovery rates to confirm the feasibility of proceeding with the East Boulder development. The project's capital costs, operating costs and economic returns may differ materially from our current analyses, which are based largely on preliminary engineering and cost estimates. The company will proceed with further development of East Boulder as the engineering studies are completed and the grade and continuity of the reserves are confirmed.

  East Boulder is a development project and has no operating history. Thus, estimates of future cash operating costs at East Boulder are based largely on our years of operating experience at the Stillwater Mine portion of the J-M Reef. It is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated or those established in future studies and estimates. Although the company anticipates that the operating characteristics at East Boulder will be similar to the Stillwater Mine, it is not unusual in new mining operations to experience unexpected problems during the development and start-up phases, which can result in substantial delays in reaching commercial production.

LIMITED AVAILABILITY OF ADDITIONAL MINING PERSONNEL

  As the company's operations expand, we will need to hire substantially more employees who are skilled in the development and operation of underground precious metals mines. The availability of mining personnel in the area surrounding our operations is limited. As a result, the company will be required to recruit a large number of miners from outside of Montana. To meet the mining personnel needs of our expansion plans, we may be required to provide moving or commuting allowances and construct temporary housing facilities. We cannot be certain that we will be able to hire and maintain an adequate supply of miners and other personnel at either our existing operations or our expanded operations, or that our labor expenses will not increase as a result of a shortage in supply of mining personnel. Failure to maintain an adequate supply of miners could adversely affect our expansion plans and our results of operations. In addition, the 1998 Expansion Plan could be adversely affected in the event of a strike or other work stoppage.

DEPENDENCE ON AGREEMENTS WITH SIGNIFICANT CUSTOMERS

  In the third quarter 1998, the company entered into marketing contracts covering the sale of palladium and platinum over the five-year period from January 1999 through December 2003. Under these contracts, the company has committed between 90% to 100% of its palladium production and approximately 20% of its planned annual platinum production. The marketing contracts contain termination provisions that allow the purchasers to terminate in the event the company breaches and the breach is not cured within periods ranging from ten to thirty days of notice by the purchaser. In addition, the contracts contain force majeure provisions that allow for the suspension and, in one instance, the termination of the contract upon the occurrence of certain events that are generally beyond the control of a contracting party and that limit the party's ability to perform the contract.

  The company, therefore, is subject to the customers' compliance with the terms of the marketing contracts, their ability to terminate or suspend the contracts and the customers' willingness and ability to pay. If the company becomes involved in a disagreement with one or more of its customers, their compliance with these contracts may be at risk. For example, the company has negotiated floor prices that are well above historical low prices for palladium. In the event of a substantial decline in the market price of palladium, one or more of these customers could seek to renegotiate the prices or fail to honor the contracts. In such an event, our expansion plans could be threatened. In addition, a default or modification of any of the marketing contracts could be a default under the Scotiabank Credit Facility and could prohibit the Company from borrowing additional amounts or require the repayment of outstanding loans. A default under the Scotiabank Credit Facility will be a default under the company's 7% Convertible Subordinated Notes due 2003, which may require the company to prepay all outstanding principal of and interest on the Convertible Notes. Although the company believes it has adequate legal remedies if a customer fails to perform, termination or breach could have a material adverse effect on the company's expansion plans and results of operations. See "Business and Properties--1998 Expansion Plan--Marketing."

GOVERNMENTAL REGULATIONS AND PERMITTING

  Compliance with existing and future environmental laws and regulations may require additional control measures and expenditures that we cannot reasonably predict. Expansion above current production levels at the Stillwater Mine and planned levels at East Boulder will require new environmental permitting. The company has applied for the new or amended permits necessary to allow production increases from 2,000 to 3,000 tons of ore per day at the Stillwater Mine. If and when granted, these permits will be subject to administrative and judicial appeal rights. In addition, a local zoning ordinance has been proposed that would prohibit the company's intended use of the planned site of the tailings facility at the Stillwater Mine. At East Boulder, permits currently allow production of 2,000 tons of ore per day. Any increases in the capacity there would require the preparation of a new environmental impact statement and related permitting, all of which involve the opportunity for public notice and comment. The company cannot be certain that it will be able to get the new or amended permits required for such expansion or that organized opposition will not result in significant project delays or failure to obtain necessary permits.

IMPACT OF POSSIBLE NEW MINING LEGISLATION AND TITLE TO MINING CLAIMS

  New laws and regulations, as well as amendments to existing laws and regulations, could have a material adverse impact on the company's results of operations and financial condition. In the worst case, such regulations could render the company's mining operations uneconomic. During the 1998 legislative session, legislation was being considered in the United States Congress that would modify the General Mining Law of 1872. That law has traditionally governed the location and maintenance of unpatented mining claims and related activities on federal lands.

  Among those proposals were Senate Bill 326 (The Abandoned Hardrock Mines Reclamation Act of 1997), Senate Bill 327 (The Hardrock Mining Royalty Act of
1997) and Senate Bill 1102 (The Mining Law Reform Act of 1997). The first proposal would have imposed a fee on production from patented mining claims. The second and third proposals would have imposed a royalty on production from unpatented mining claims. Other legislative proposals that have recently been considered by Congress would have increased the cost of holding unpatented mining claims and imposed more specific federal reclamation requirements on operations on unpatented mining claims. None of those proposed modifications was enacted into law. The Subcommittee on Forests and Public Land Management of the Senate Committee on Energy and Natural Resources held hearings on the three proposals on April 28, 1998. In addition, proponents of legislative proposals similar to those outlined above may introduce mining law reform legislation before the current session of Congress expires or during future sessions of Congress. This proposed legislation would be attached as a rider to the annual appropriations bill for the Department of the Interior and could include many provisions similar to those outlined above.

  The impact on us of possible congressional action is difficult to predict. Legislation amending the General Mining Law could adversely affect our ongoing operations at the Stillwater Mine and future operations at East Boulder. Legislation that imposes a production royalty on unpatented mining claims or imposes a fee on the extraction of minerals from patented mining claims could materially adversely affect our operations.

  Both the Stillwater Mine and East Boulder include patented and unpatented mining claims. Currently, the company has applications pending for patents for some of the unpatented mining claims. The validity of unpatented mining claims on public lands, which constitute the majority of the property holdings of the company, is often uncertain and may be contested and subject to title defects. The validity of an unpatented mining claim, in terms of location and maintenance, depends on strict compliance with a complex body of federal and state statutory and decisional law, and the existence of a discovery of valuable minerals. The company cannot be certain that all of its unpatented mining claims are valid or that the titles to all of the company's mining claims are free from defects.

  The company owns 34 patented mining claims and has filed patent applications and received first half Mineral Entry Final Certificates for an additional 138 unpatented mining claims along the J-M Reef (at or near both the Stillwater Mine and East Boulder). The United States Forest Service has informed us that it expects to prepare final mineral reports covering the 138 unpatented claims and forward those reports to the Bureau of Land Management by December of 1999, although the timing of the completion of those reports is subject to change. Before the BLM will grant a patent for any of the 138 unpatented mining claims with first half Mineral Entry Final Certificates, it must determine that the claim contains a discovery of valuable minerals as required by the General Mining Law. Then the patent applications will be forwarded to the Secretary of the Interior to grant the patents; however, the company cannot be certain that any patent will be granted on a timely basis or at all. The processing of all patent applications, including those made by the company, has been slowed in recent years due to concerns on the part of the Department of the Interior about granting patents when mining law reform legislation is pending. Approximately 34% of the company's reserves are located on patented claims and 66% are located on unpatented claims.

                                USE OF PROCEEDS

  The company estimates that the net proceeds to the company from the sale of the Common Stock offered by this prospectus supplement (after deducting our estimated expenses) will be approximately $58.0 million (or $66.7 million assuming full exercise of the underwriters' over-allotment option). We plan to use the net proceeds of the offering to fund a portion of the development and capital costs of the 1998 Expansion Plan. We expect to fund the remaining costs of the 1998 Expansion Plan with internal cash flow and the $175 million Scotiabank Credit Facility. The commitment letter with the Bank of Nova Scotia provides for a $125 million term loan facility and a $50 million revolving credit facility. Proceeds of the term loan facility will be used to finance a portion of the 1998 Expansion Plan. Proceeds of the revolving credit facility will be used for our general corporate and working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Pending the use of the net proceeds of the offering as discussed above, the company plans to invest such proceeds in short-term investment grade marketable securities or money market obligations.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Effective June 5, 1997, the Common Stock began trading on the AMEX under the symbol "SWC." Prior to that time, the Common Stock was traded on the NASDAQ National Market under the symbol "PGMS" from December 16, 1994 to June 4, 1997. The following table sets forth, for the periods indicated, the high and low bid or sales prices per share for the Common Stock, reported by NASDAQ or AMEX, as applicable.

                                                                 PRICE RANGE
                                                               ----------------
                                                                HIGH      LOW
                                                               -------  -------
   1996
     First Quarter............................................ $24 1/2  $18 1/4
     Second Quarter...........................................  29 5/8   19 3/4
     Third Quarter............................................  25 3/4       18
     Fourth Quarter...........................................  19 1/2   14 7/8
   1997
     First Quarter............................................  24 7/8   16 1/2
     Second Quarter........................................... 25 9/16   19 1/2
     Third Quarter............................................  22 1/2       19
     Fourth Quarter...........................................      23   15 1/4
   1998
     First Quarter............................................  25 5/16  15 7/8
     Second Quarter...........................................  29       22 3/8
     Third Quarter............................................ 31 15/16  17 3/8
     Fourth Quarter (through October 19, 1998)................  32 3/8   29 1/8

  The company has never paid any dividends on its Common Stock and expects for the foreseeable future to retain all of its earnings from operations, if any, for use in expanding and developing its business. Any future decision as to the payment of dividends will be at the discretion of the company's Board of Directors and will depend upon the company's earnings, financial position, capital requirements, plans for expansion, loan covenants and such other factors as the Board of Directors deems relevant. Covenants in the Scotiabank Credit Facility are expected to significantly restrict the payment of dividends on the Common Stock.

                                 CAPITALIZATION

  The following table sets forth the cash and cash equivalents and capitalization of the company as of September 30, 1998, and as adjusted to give effect to the receipt of the estimated net proceeds from the offering, estimated to be $58.0 million, assuming the underwriters' over-allotment option is not exercised. See "Use of Proceeds."

                                                            SEPTEMBER 30, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
Cash and cash equivalents................................. $  6,658  $ 64,633
                                                           ========  ========
TOTAL LONG-TERM DEBT:
 Current portion of long-term debt and capital lease obli-
  gations................................................. $  1,562  $  1,562
 Long-term debt and capital lease obligations(/1/)........   60,491    60,491
                                                           --------  --------
  Total long-term debt, including current portion.........   62,053    62,053
SHAREHOLDERS' EQUITY:
 Preferred stock, $.01 par value, 1,000,000 shares autho-
  rized, none issued......................................      --        --
 Common stock, $.01 par value, 50,000,000 shares
  authorized, 20,651,448 shares issued and outstanding,
  22,651,448 shares issued and outstanding as
  adjusted(/2/)...........................................      207       227
 Paid in capital..........................................  144,497   202,452
 Accumulated earnings ....................................    7,829     7,829
                                                           --------  --------
  Total shareholders' equity..............................  152,533   210,508
                                                           --------  --------
  Total capitalization.................................... $214,586  $272,561
                                                           ========  ========

--------
(1) In 1996, the company sold $51.5 million of 7% Convertible Subordinated Notes Due 2003, maturing on May 1, 2003. The Convertible Notes are unsecured, subordinated obligations and will be redeemable, in whole or in part, at the option of the company beginning on May 1, 1999. The Convertible Notes are convertible, subject to prior redemption or repurchase, at the option of holders prior to maturity, into shares of Common Stock at a conversion price of $26.80 per share.
(2) Excludes (a) 1,919,739 shares of Common Stock reserved for issuance upon conversion of $51.5 million of Convertible Notes, (b) 2,500,000 shares and 200,000 shares of Common Stock reserved for issuance under the Equity Plan and the Employee Plan, respectively, of which options covering 1,340,759 shares were outstanding at September 30, 1998, and (c) 300,000 shares of Common Stock that may be issued pursuant to the underwriters' over-allotment option.

                         SELECTED FINANCIAL INFORMATION

  The following selected financial information for the years 1995 though 1997, is from the company's audited financial statements, which are incorporated by reference from the company's Annual Report on Form 10-K for the year ended December 31, 1997. The selected financial information for the nine months ended September 30, 1997 and 1998 is from the company's unaudited financial statements, which are incorporated by reference from the company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998. In the opinion of management, the company's unaudited financial statements for the nine months ended September 30, 1997 and 1998 include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods.

                                                            NINE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                              ----------------------------  -------------------
                                1995      1996      1997      1997       1998
                              --------  --------  --------  ---------  --------
                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues(/1/)...............  $ 51,335  $ 56,214  $ 76,877  $  55,293  $ 76,234
Costs and expenses:
  Cost of metals sold(/1/)..    45,864    50,947    68,540     50,549    49,698
  Depreciation and
   amortization.............     5,749     8,699    11,658      8,606     8,814
                              --------  --------  --------  ---------  --------
    Total cost of sales ....    51,613    59,646    80,198     59,155    58,512
  General and administrative
   expenses.................     1,974     1,760     2,887      1,091     3,096
                              --------  --------  --------  ---------  --------
    Total costs and
     expenses...............    53,587    61,406    83,085     60,246    61,608
                              --------  --------  --------  ---------  --------
Operating income (loss).....    (2,252)   (5,192)   (6,208)    (4,953)   14,626
Interest income.............     2,795     2,138     1,073        775       662
Interest expense, net of
 capitalized interest(/2/)..      (431)   (1,461)   (3,608)    (3,192)   (2,550)
                              --------  --------  --------  ---------  --------
Income (loss) before income
 taxes and cumulative effect
 of accounting change.......       112    (4,515)   (8,743)    (7,370)   12,738
Income tax benefit
 (provision)................       (44)    1,736     3,366      2,838    (4,904)
                              --------  --------  --------  ---------  --------
Income (loss) before
 cumulative effect of
 accounting change..........        68    (2,779)   (5,377)    (4,532)    7,834
Cumulative effect of
 accounting change, net of
 income tax provision of
 $8,677(/3/)................       --     13,861       --         --        --
                              --------  --------  --------  ---------  --------
Net Income (loss)...........  $     68  $ 11,082  $ (5,377) $  (4,532) $  7,834
                              ========  ========  ========  =========  ========
Basic and diluted earnings
 per share:(/4/)
  Income (loss) before
   cumulative effect of
   accounting change........  $    --   $  (0.14) $  (0.27) $   (0.22) $   0.38
  Cumulative effect of
   accounting change(/3/)...       --       0.69       --         --        --
                              --------  --------  --------  ---------  --------
  Basic and diluted earnings
   (loss) per share.........  $    --   $   0.55  $  (0.27) $   (0.22) $   0.38
                              ========  ========  ========  =========  ========
Weighted average common
 shares outstanding:(/4/)
  Basic.....................    20,068    20,093    20,290     20,230    20,506
  Diluted...................    20,068    20,093    20,290     20,230    20,884
CASH FLOW DATA:
Net cash provided by (used
 in) operations.............  $  6,009  $ 14,464  $ (1,297) $  (3,072)  $18,737
Capital expenditures(/5/)...    46,133    58,413    15,820     12,596    40,809
Depreciation and
 amortization...............     5,749     8,699    11,658      8,606     8,814
BALANCE SHEET DATA:
Current assets..............  $ 44,974  $ 49,061  $ 35,303  $  36,340  $ 35,479
Total assets................   162,175   239,910   229,219    230,260   251,737
Long-term debt and capital
 lease obligations..........     8,713    62,563    61,513     62,093    60,491
Shareholders' equity........   132,305   143,666   141,392    140,645   152,533
Working capital.............    34,604    33,228    23,054     24,621    16,988

                                                        (footnotes on next page)

--------
(1) Revenues consist of the sales revenue for palladium and platinum, including any hedging gain or loss. By-product metals revenue and secondary materials processing revenue are included as a reduction of cost of metals sold.
(2) Capitalized interest for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1997 and 1998 totaled $0.0 million, $2.2 million, $1.5 million, $0.8 million and $1.1 million, respectively.
(3) Net income for 1996 reflects a change in accounting policy which became effective January 1, 1996. Pursuant to this policy, the company changed its method of accounting for mine development expenditures by capitalizing certain direct and indirect costs related to development activities, which were previously expensed. The effect of the accounting change on 1996 results was to increase net income by approximately $5.2 million ($0.25 per share). Assuming the accounting change had been applied retroactively, the unaudited pro forma effect would have been an increase in net income of $3.0 million ($0.15 per share) in 1995.
(4) In 1997, the company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings per share. All prior period per share data presented have been restated to conform with the provisions of this statement.
(5) Aggregate capital expenditures related to the 1994 and 1998 Expansion Plans were $39.5 million, $35.9 million, $2.9 million, $2.7 million and $12.6 million in 1995, 1996, 1997 and for the nine month periods ended September 30, 1997 and 1998, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The company mines, processes and refines palladium, platinum, and associated metals from the J-M Reef in Montana. The company conducts its mining operations at the Stillwater Mine, and recently announced its 1998 Expansion Plan intended to reach an annualized rate of PGM production of 1.2 million ounces before year end 2001. The company plans to expand existing operations at the Stillwater Mine and develop the East Boulder site. See "Business and Properties--1998 Expansion Plan."

  The recently adopted 1998 Expansion Plan follows the successful completion of the 1994 Expansion Plan, which doubled production from 1,000 to 2,000 tons of ore per day at the Stillwater Mine while reducing the cash costs of production. The 1994 Expansion Plan was completed during 1997, with fourth quarter production reaching ore production rate goals. Cash costs of production were reduced from $215 per ounce in 1995 to $184 per ounce in 1996, $174 per ounce in 1997 and $150 per ounce for the first nine months of 1998. The key elements of the 1994 Expansion Plan were a new 1,950-foot shaft for ore and waste transport, an underground crusher and conveyer system, an increased number of active stopes, increased mechanized mining and additional manpower. The key goals of the 1998 Expansion Plan are to increase mine production at the Stillwater Mine from 2,000 to 3,000 tons of ore per day and commence production at East Boulder, with a long-term goal of reaching an annualized rate of PGM production of approximately 1.2 million ounces before year end 2001. See "Risk Factors--Expansion Plan Risks."

  The ore grade of the company's reserves is generally consistent but, as is common in an underground mine, the grade mined and recovery rate achieved will vary from period to period. In particular, mill head grade can be expected to vary by up to 10% from quarter to quarter. During the nine months ended September 30, 1998, the average mill head grade of ore processed was 0.69 ounces of PGMs per ton of ore compared to 0. 71 ounces during the comparable 1997 period. During 1997, the average mill head grade of ore processed was 0.70 ounce of PGMs per ton of ore, compared to the 1996 average mill head grade of
0.67 ounce of PGM per ton. Recovery rates improved to 92% for the first nine months of 1998, from 89% and 88% in 1997 and 1996, respectively. There can be no assurance that the recovery rate improvements achieved in 1998 will be sustained in future periods.

  Historically, the company has used basic hedging techniques involving spot deferred forward contract commitments and put and call options to attempt to lock in prices for its production, benefit from price increases and protect against price decreases. During the first quarter of 1997 the company entered into significant hedge positions, particularly for palladium, for 1997 and 1998. These hedging contracts, which expire in 1998, precluded the company from obtaining the benefit of increased spot market palladium prices in 1997 and 1998. As a result, the company's revenues were unfavorably impacted, with hedging losses of $10.2 million in 1997 and $24.4 million for the first nine months of 1998. These below market hedge contracts will mature and most of the metal required to close out the contracts will be delivered during the remainder of 1998. The objective of the company's hedging policy in the future will be to benefit from upward price movements while providing floor prices to reduce the company's exposure to downside price movements. Pursuant to this policy, the company has entered into marketing contracts to sell between 90% to 100% of its palladium production and approximately 20% of its planned annual platinum production from 1999 through 2003. Palladium sales under these contracts will be at a slight discount to market prices. These contracts provide for an average floor price of approximately $225 per ounce on substantially all of the company's annual production and an average maximum price of $400 per ounce on approximately 30% of production. The 20% of the company's planned annual platinum production covered by these contracts will be sold at a slight discount to market prices, subject to a floor of $350 per ounce and a cap of $425 per ounce. See "Risk Factors--Dependence on Agreements with Significant Customers."

RESULTS OF OPERATIONS

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997

  Revenues. Revenues for the first nine months of 1998 increased $20.9 million, or 38%, to $76.2 million compared to $55.3 million in the same period of 1997. The increase in revenue was primarily due to a 24% increase in the quantity of metal sold combined with a 23% increase in the average realized price per ounce of palladium sold.

  During the first nine months of 1998, the company sold 253,000 ounces of palladium and 77,000 ounces of platinum at average realized prices of $184 and $383, respectively, compared with sales of 203,000 ounces of palladium and 64,000 ounces of platinum at average realized prices of $149 and $391, respectively, in the prior year's comparable period. During the first nine months of 1998, the average market prices of palladium and platinum were $285 and $381, respectively. As a result of hedge contracts that were entered into in 1997, the company lost $24.4 million in revenue in the first nine months of 1998 than would have been realized if metal had been delivered at prevailing average market prices. In the comparable period of 1997, a hedging loss of $4.3 million resulted.

  As of September 30, 1998, the company had 38,350 ounces of palladium sold forward at an average price of $150 per ounce, all to be delivered in the fourth quarter of 1998. The company has 250 ounces of palladium sold forward for delivery in 1999 at an average price of $277 per ounce. The company had 12,400 ounces of platinum sold forward in the fourth quarter of 1998 at an average price of $379 per ounce. In 1999, the company has 8,500 ounces of platinum sold forward at an average price of $392 per ounce.

  During the first nine months of 1998, the company increased production 33% to 255,000 ounces of palladium and 78,000 ounces of platinum compared with production of 191,000 ounces of palladium and 59,000 ounces of platinum in the first nine months of 1997.

  Costs and Expenses. Total cost of sales decreased by $0.7 million, from $59.2 million in the first nine months of 1997 to $58.5 million in the first nine months of 1998. The cash costs per ounce produced decreased 17% from $180 in the first nine months of 1997 to $150 in the first nine months of 1998. The decrease in costs resulted from increased throughput and processing efficiencies achieved as a result of the completion of the 1994 Expansion Plan. During 1997, the facility increased production capacity from 1,200 tons per day in the first quarter of 1997 to 2,000 tons per day in the fourth quarter of 1997. Materials handling and processing efficiencies were also realized upon commissioning of the production shaft in June 1997. In addition, the mill recovery increased from 88% in the first nine months of 1997 to 92% in the first nine months of 1998.

  Operating Income (Loss). As a result of the increase in revenues and the decrease in operating costs discussed above, operating income in the first nine months of 1998 increased by $19.6 million to $14.6 million compared with an operating loss of $5.0 million in the comparable period of 1997.

  Net Income (Loss). The company's income before income taxes amounted to $12.7 million in the first nine months of 1998 compared to a loss before income taxes of $7.4 million in the first nine months of 1997. In the first nine months of 1998, the company provided for $4.9 million of income taxes compared to a recorded benefit of $2.8 million in the same period of 1997. The company has provided for deferred income taxes at the statutory rate of 38.5%; however, as a result of approximately $46.6 million of operating loss carryforwards existing at December 31, 1997, the company does not expect to incur any material income tax liability until future years. As a result, the company reported net income of $7.8 million, or $0.38 per basic and diluted share in the first nine months of 1998, compared to a net loss of $4.5 million, or $0.22 per basic and diluted share in the same period of 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  PGM Production. Total ore tons mined in the year ended December 31, 1997 increased 37% to 580,000 tons, from 424,000 tons for the year ended December 31, 1996. Tons milled in 1997 averaged about 1,600 tons per day compared with an average of 1,200 tons per day milled in 1996. Increases in ore tonnage were achieved as a result of the mine expansion, primarily through operating efficiencies gained by commencing underground ore crushing, adding mine manpower, and improving stoping productivity. Enhanced stoping productivity was driven by an increase in mechanized mining to almost 80% of 1997 tons mined, up from 60% in 1996.

  The average head grade of ore delivered to the mill was 0.70 ounce per ton in 1997, an increase over the 0.67 ounce per ton achieved in 1996. The mill head grade increased primarily due to successful implementation of controls to minimize mining dilution. Additionally, commissioning of the production shaft in June 1997 produced greater efficiencies in material handling and subsequent material processing through the mill.

  Palladium and platinum production increased 39% to 355,000 ounces for the year ended December 31, 1997 from 255,000 ounces in 1996. Once again, this substantial improvement in production was primarily the result of the mine expansion and, more specifically, was driven by the increase in tons milled during 1997 and a higher average mill head grade, coupled with an improvement in the recovery rate resulting from the installation of three additional flotation cells earlier in the year.

  Revenues. Revenues were $76.9 million for the year ended December 31, 1997 compared with $56.2 million in 1996, an increase of 37%.

  Palladium sales increased to 288,000 ounces in 1997 from 214,000 ounces in 1996. Platinum sales increased to 91,000 ounces in 1997 from 62,000 ounces in 1996. Total sales of metal increased 37% to 379,000 ounces in 1997 from 276,000 ounces in 1996, primarily due to significantly higher production levels achieved in 1997 as a result of the mine expansion. Effective January 1, 1997, the company changed its method of revenue recognition whereby revenue is recognized when product is shipped from the company's base metals refinery to an external refiner. This change made the company's revenue recognition policy more comparable with other precious metals producers. The cumulative effect of this change as of January 1, 1997 was to increase revenue by approximately $2.7 million in the first quarter of 1997; the effect on net income was not material.

  The combined average realized price per ounce of palladium and platinum sold in 1997 was $203, roughly the same as 1996, while the combined average spot price rose about 20% to $230 in 1997, compared with $191 in 1996. The average realized price per ounce of palladium remained constant at $144 for both 1997 and 1996, while the average spot price increased 39% to $178 in 1997 from $128 in 1996. The company was unable to realize the average spot price for palladium in 1997 because of its inability to defer delivery upon favorable terms on its spot deferred palladium forward contracts due to continued severe backwardation in the palladium markets during 1997. The average realized price per ounce of platinum sold was $388 in 1997, a decline of 5% compared with $410 in 1996. The platinum spot price remained about the same in both years at $395.

  Costs and Expenses. Cash costs per ounce of metal produced in the year ended December 31, 1997 decreased $10 to $174 per ounce from $184 per ounce in the year ended December 31, 1996, primarily the result of a 39% increase in metal production. Total costs per ounce of metal produced in the year ended December 31, 1997 decreased $12 to $207 per ounce from $219 per ounce in the year ended December 31, 1996. This decrease is also primarily due to increased metal production.

  Operating Income (Loss). The company incurred an operating loss of $6.2 million for the year ended December 31, 1997, compared with an operating loss of $5.2 million for 1996. The higher operating loss was mainly the result of a $1.1 million increase in general and administrative costs. For 1997, general and administrative costs were $2.9 million compared with $1.8 million in 1996. The $2.9 million of expenses for 1997 included approximately $1.6 million of non-recurring severance costs and professional fees related to changes in the company's business processes and management structure and the reorganization of the company's Board of Directors. The decrease in costs per ounce for the current year was driven by significantly higher production in 1997, about 39% more than in 1996. Operating efficiencies also contributed to the lower cost per ounce.

  Net Income (Loss). The company realized a net loss of $5.4 million for the year compared with net income of $11.1 million in 1996, when results included the cumulative effect of an accounting change. Absent this accounting change, the net loss for 1996 was $2.8 million. The larger net loss in 1997 was driven by lower realized platinum prices, reduced interest income on lower cash balances and increased net interest expense.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  PGM Production. Palladium and platinum production increased to 196,000 ounces and 59,000 ounces, respectively, for the year ended December 31, 1996 from 169,000 ounces and 51,000 ounces, respectively, in 1995. PGM production for 1996 resulted from milling 446,000 tons with an average mill head grade of
0.67 ounce per ton. In comparison, PGM production for 1995 resulted from milling 398,000 tons with an average mill head grade comparable to 1996.

  The average mill head grade in 1996 was lower than the average historical mill head grade for the Stillwater Mine because of dilution which resulted from the increased use of mechanized mining techniques. Also, material handling constraints led to the mixing of waste into the ore stockpiles in 1996. A new mining width control system reduced mining dilution significantly in the fourth quarter of 1996 and a new waste tracking system significantly reduced ore/waste mixing. The average mill head grade for 1995 was lower than the average historical mill head grade due to milling large volumes of low grade material throughout 1995 and the lack of sufficient quantities of high grade ore in the second and third quarters of that year.

  Revenues. Revenues were $56.2 million for the year ended December 31, 1996, compared with $51.3 million in 1995, an increase of 10%.

  Palladium sales increased to 214,000 ounces in 1996 from 180,000 ounces in 1995. Platinum sales increased to 62,000 ounces in 1996 from 54,000 ounces in 1995. Combined sales of these metals increased 18% to 276,000 ounces in 1996 from 234,000 ounces in 1995, primarily due to increased production in 1996 and the commissioning of the base metals refinery, which reduced the time period from mine production to third-party refinery release of metals by nearly two months. This resulted in nearly two months' additional production being made available for sale during 1996.

  Average realized prices per ounce sold for both palladium and platinum decreased in 1996, reflecting a decrease in the market price for both metals. The average spot price of palladium decreased to $128 in 1996 from $151 in 1995; the average realized price per ounce decreased to $144 in 1996 from $157 in 1995. The average spot price of platinum decreased to $397 in 1996 from $424 in 1995; the average realized price per ounce declined to $410 in 1996 from $425 in 1995. The company entered into hedging contracts in 1996 for a portion of its annual production. These contracts resulted in average realized prices that were higher than spot prices. The average realized price per ounce of palladium sold exceeded the average spot price by 13%, while the average realized price per ounce of platinum sold exceeded the average spot price by 3%.

  Operating Income (Loss). The company incurred an operating loss of $5.2 million for the year ended December 31, 1996, compared with an operating loss of $2.3 million for 1995. The higher loss in 1996 was the result of lower prices, partially offset by lower costs per ounce. The decrease in costs per ounce for 1996 was primarily driven by a 16% increase in ounces produced in 1996. The lower cost per ounce was also impacted by a change in accounting for capitalized underground development expense, which more than offset the effect of increased depreciation and amortization and a $0.8 million write-off of assets.

  Net Income (Loss). The company realized net income in 1996 of $11.1 million after the cumulative effect of the accounting change for capitalized underground development expenses, compared with $0.1 million of net income for 1995. Excluding the cumulative effect of the accounting change, the net loss for 1996 was $2.8 million. The higher net loss in 1996 was primarily the result of lower metal prices and lower net interest income.

LIQUIDITY AND CAPITAL RESOURCES

  The company's working capital at September 30, 1998 was $17.0 million compared to $23.1 million at December 31, 1997. The ratio of current assets to current liabilities was 1.9 at September 30, 1998, compared to 2.9 at December 31, 1997.

  Net cash provided by operating activities for the first nine months of 1998 was $18.7 million compared to net cash used of $3.1 million in the first nine months of 1997. The $21.8 million increase in operating cash flow in 1998 is primarily attributable to an increase in the company's net income of $12.4 million and an increase in the provision for deferred income taxes of $7.7 million.

  A total of $18.1 million of net cash was used in investing activities in the first nine months of 1998 compared to $8.8 million in the first nine months of 1997. The increased usage was due to an increase in capital expenditures as a result of the development at the East Boulder project and the Stillwater Mine expansion. The company's financing activities provided $1.9 million in net cash in the first nine months of 1998 compared to $1.3 million in the first nine months of 1997. As a result of the above, cash and cash equivalents increased by $2.5 million in the first nine months of 1998 compared with a decrease of $10.6 million in the comparable period of 1997.

  In September, 1998 the company completed the sale leaseback of a tunnel boring machine and miscellaneous other mining equipment. The leases are classified as operating leases for financial reporting purposes and are non-cancelable with terms of seven years. Rental expense during the third quarter 1998 approximated $0.1 million. The annual rental payments during the term of the leases are approximately $1.5 million.

  The company recently announced plans to expand the Stillwater Mine and to develop East Boulder. Total capital to fund the expansion is expected to approximate $385 million. Of this, the Stillwater Mine expansion is expected to cost about $75 million, East Boulder is expected to cost approximately $270 million, and approximately $40 million is designated for the expansion of the company's smelter and base metals refinery located in Columbus, Montana. During the remainder of 1998, the company expects to invest approximately $39.2 million in connection with the expansion plans. The company intends to finance the expansion with operating cash flow and external financing.

  During the third quarter of 1998, the company entered into marketing contracts with General Motors Corporation, Ford Motor Company, Mitsubishi Corporation and KEMET Corp. These contracts cover the company's PGM production over the five-year period from January 1999 through December 2003. During this period, the company has committed between 90% to 100% of its palladium production and approximately 20% of its planned annual platinum production. Palladium and platinum sales are priced at a slight discount to market, with floor prices on substantially all of the Company's production committed under these contracts averaging $225 per ounce of palladium and $350 per ounce of platinum. The Company has also agreed to an average maximum price of approximately $400 per ounce on approximately 30% of its palladium production and $425 per ounce on approximately 20% of its planned annual platinum production.

  In addition, the company has an unsecured working capital line of credit with NM Rothschild and Sons, Ltd., with a maximum borrowing capacity of $15 million, which expires on April 30, 1999. As of September 30, 1998, there were no borrowings against this credit line and the company could borrow up to $13.5 million based upon quarterly borrowing calculations under the terms of the agreement. This facility will be cancelled concurrent with completion of the Scotiabank Credit Facility.

  The company has obtained a commitment letter from The Bank of Nova Scotia for a $175 million credit facility. The commitment letter for the Scotiabank Credit Facility provides for a $125 million term loan facility and a $50 million revolving credit facility. We expect to be able to borrow under the term loan facility until December 31, 2000 and that amortization of the term loan facility will commence on March 31, 2001. We expect that the final maturity of the term loan facility and revolving credit facility will be December 31, 2005.

The loans will be required to be prepaid from excess cash flow, proceeds from asset sales and the issuance of debt or equity securities, subject to specified exceptions. Proceeds of the term loan facility will be used to finance a portion of the 1998 Expansion Plan. Proceeds of the revolving credit facility will be used for our general corporate and working capital needs. At the company's option, the Scotiabank Credit Facility will bear interest at either LIBOR or an alternate base rate, in each case plus a margin. The interest rate may be adjusted depending upon the company's ratio of debt to operating cash flow. Substantially all the property and assets of the company and its subsidiaries and the stock of the company's subsidiaries will be pledged as security for the Scotiabank Credit Facility, and the company's subsidiaries will guaranty the borrowings.

  The bank's commitment is subject to numerous conditions, including the completion of due diligence, the company obtaining $50 million of additional equity capital and the negotiation of definitive loan documentation. In addition, conditions precedent to both initial and subsequent borrowings under the term loan facility and revolving credit facility may include: (1) continued performance of the marketing contracts described in "Business and Properties-- 1998 Expansion Plan--Marketing Contracts"; (2) receipt of satisfactory milestone reports regarding the 1998 Expansion Plan; and (3) receipt of all government and third party approvals necessary or advisable for the 1998 Expansion Plan.

  Covenants in the Scotiabank Credit Facility will restrict: (1) additional indebtedness; (2) payment of dividends or redemption of capital stock; (3) liens; (4) investments, acquisitions, dispositions or mergers; (5) transactions with affiliates; (6) capital expenditures (other than those set forth in the 1998 Expansion Plan); (7) refinancing or prepayment of subordinated debt (excluding an underwritten call or conversion of the Convertible Notes); (8) changes in the nature of business conducted or ceasing operations at the principal operating properties; and (9) commodities hedging to no more than 90% of annual palladium production and 75% of annual platinum production (excluding the sales covered by the Company's marketing contracts and similar agreements). The company also will be subject to financial covenants including a debt to operating cash flow ratio, a debt service coverage ratio and a debt to equity ratio.

  Events of default will include: (1) a cross-default to other indebtedness of the company or its subsidiaries; (2) any material modification to the life-of-mine plan for the Stillwater Mine; (3) a change of control of the company; (4) the failure to maintain annual palladium production of at least 315,000 ounces in the year 2000 and at least 490,000 ounces each year thereafter or (5) any breach or modification of any of the marketing contracts. Default under the Scotiabank Credit Facility may constitute a default under the indenture associated with the Convertible Notes. The indenture for the Convertible Notes also contains standard covenants and provisions for events of default.

ENVIRONMENTAL OBLIGATIONS

  The company currently has one significant environmental project in process. This project involves securing an amendment to the existing operating permit for the Stillwater Mine from the Montana Department of Environmental Quality, which would provide for a substantial increase in throughput and construction of a tailings facility on a tract of land owned by the company in Stillwater County, Montana. The costs associated with this permitting effort were $0.3 million in 1997 and $0.2 million in 1996. The company expects to incur additional permitting costs of about $0.4 million in 1998 to complete the project. In 1997, the company's environmental expenses were $0.5 million and capital expenditures for environmental equipment were $0.4 million. The company incurred $1.0 million in environmental-related costs during 1996, of which half were expenses and half were purchases of environmental equipment. The company's ongoing operating expenditures for environmental compliance are expected to be approximately $0.5 million per year.

  The company is presently required to post surety bonds with the State of Montana for approximately $4.3 million, which represents the company's best estimate of mine closure and reclamation costs for current operations. The company does not believe that mine closure and reclamation costs for current operations will materially exceed this estimate. The company is accruing for reclamation costs over the life of the Stillwater Mine based on current production levels and estimated proven and probable reserves. On December 31, 1997 and 1996, the accrued liability was $0.7 million and $0.6 million, respectively. The company periodically reviews the adequacy of its reclamation and mine closure obligations in light of current laws and regulations and will adjust its estimate as necessary. With the expansion of the Stillwater Mine and development of East Boulder, the company expects the State of Montana to increase the amount of the bond the company is required to post by $4 to $8 million.

YEAR 2000 ISSUES

  The Year 2000 will impact computer programs written using two digits rather than four to define the applicable year. Any programs with time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in other ordinary activities. This problem largely affects software programs written years ago, before the issue came to prominence. The company primarily uses third-party software programs written and updated by outside firms, and the company is in the process of determining whether this software is Year 2000 compliant. In May 1996, the company began the implementation of a new information technology infrastructure that the company believes will be fully Year 2000 compliant. This infrastructure is expected to be in place by the fourth quarter of 1998. To assure that all software programs can successfully work in conjunction with each other using this new infrastructure, the company plans on testing all of its software and hardware during the first quarter of 1999 using a combination of past and future dates. The company does not believe that the costs associated with additional Year 2000 compliance will be material.

  The company has set in motion an effort to obtain written assurances from its material suppliers regarding their Year 2000 compliance. As a result of this effort, the company expects to generate by the second quarter of 1999 a validated list of suppliers that are Year 2000 compliant, and expects to use the entities on this list to obtain its supplies.

  The company has also begun the process of obtaining written assurances from the company's material customers regarding their Year 2000 compliance. The company's goal is to obtain by the second quarter of 1999 written assurances from its customers that they are Year 2000 compliant or that they are expecting to become Year 2000 compliant before December 31, 1999.

  Although the company has taken significant steps to address the Year 2000 problem, there can be no assurance that the failure of the company and/or its material customers or suppliers to timely attain Year 2000 compliance will not materially reduce the company's revenues or income, or that these failures and/or the impacts of broader compliance failures by telephone, mail, data transfer or other utility or general service providers or government or private entities will not have a material adverse effect on the company.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

  Some statements contained in this Prospectus Supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such statements include comments regarding expansion plans, costs, grade, production and recovery rates, permitting, financing needs, the terms of future credit facilities, capital expenditures, increases in processing capacity, cost reduction measures, safety, timing for engineering studies and environmental permitting, and the palladium and platinum market. Factors that could cause actual results to differ materially from those anticipated include:

  . worldwide economic and political events affecting the supply and demand of palladium and platinum;

  . price volatility of PGMs;

  . potential cost overruns, difficulty in making reliable estimates in the early stages of expansion, uncertainties involved in developing a new mine and other factors associated with a major expansion;

  . fluctuations in ore grade, tons mined, crushed or milled;

  . variations in concentrator, smelter or refinery operations;

  . geological, technical, permitting, mining or processing problems;

  . availability of experienced employees;

  . financial market conditions;

  . compliance of the company and significant customers with marketing contracts; and

  . the other factors discussed under "Risk Factors."

  Investors are cautioned not to put undue reliance on forward-looking statements. We disclaim any obligation to update the forward-looking statements made or incorporated by reference in this Prospectus Supplement or the related Prospectus.

                            BUSINESS AND PROPERTIES

OVERVIEW

  Stillwater mines, processes and refines palladium, platinum, and associated metals from the J-M Reef, a geological formation located in Southern Montana. The J-M Reef is the only significant source of PGMs outside South Africa and Russia. Associated by-product metals include rhodium, gold, silver, nickel and copper. All of our current mining operations are conducted at the Stillwater Mine in Nye, Montana. Future expansion is planned at the Stillwater Mine and at the East Boulder site, located approximately 13 miles away at the western end of the J-M Reef.

  Palladium and platinum were discovered in the J-M Reef by Manville Corporation geologists in the early 1970s. In 1979, a Manville subsidiary entered into a joint venture agreement with Chevron U.S.A. Inc. to develop PGMs discovered in the J-M Reef. Manville and Chevron explored and developed the Stillwater property and commenced underground mining in 1986. In 1992, the company was incorporated in Delaware, and in 1993, Chevron and Manville transferred substantially all the assets, liabilities and operations at the Stillwater Mine to the company. In September 1994, the company redeemed Chevron's entire 50% ownership, and Manville also sold a portion of its ownership in Stillwater in December 1994 as part of the company's initial public offering, reducing Manville's ownership to approximately 27%. In August 1995, Manville sold its remaining ownership interest in the company to a group of institutional investors.

USES OF PGMS

  PGMs are rare precious metals with unique physical qualities that are used in diverse industrial applications and in the jewelry industry. PGMs' unique physical qualities include (1) a high melting point; (2) superior conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) strong catalytic properties. The largest and fastest growing use for PGMs is by the automotive industry in the production of catalysts that reduce harmful automobile emissions. Palladium is also used extensively in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices as well as dental applications. Platinum is primarily used for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high octane gasolines and fuel cells.

GEOLOGY AND RESERVES

  The PGM mineralization is contained within the J-M Reef, which is located in the Beartooth Mountains in southern Montana. It is situated along the northern edge of the Beartooth Plateau, which rises to elevations of over 10,000 feet in places. This plateau is deeply dissected by several rivers and their tributaries, including the Stillwater River, towards the eastern end and the Boulder River, near the western end of the known reef horizon. Both of these rivers have eroded their valley floors resulting in deep valleys cut into the gently undulating elevated plateau.

  Geologically, the J-M Reef is composed of an assemblage of basic and ultra basic rocks derived from a single, large, buried magma body emplaced an estimated 2.7 billion years ago. Over time, the original horizontal orientation of the reef was changed as the reef was tilted at an angle of 50 to 90 degrees to the north. The upper portion of the reef was eroded away to produce the essentially lenticular-shaped exposure of the reef evident today, which has been identified for 28 miles in an east-southeasterly direction.

  The PGMs, consisting of palladium, platinum and rhodium, and a small amount of nickel, copper, silver and gold, are concentrated in one principal layer of mineralization within the J-M Reef. The mineralization is a few feet thick, with large variations in thickness over the course of the 28-mile reef. The J-M Reef appears to form a continuous layer which is exposed from the highest ridges over 9,500 feet above sea level to the deepest valleys almost a mile below the surface of the plateau. Geological and geophysical evidence suggests that the J-M Reef extends downward beyond the limits of currently available mining practice. Geological mapping and gravity surveys also suggest that the dip of the J-M Reef flattens gently and may extend 30 miles or more to the north.

  The following table sets forth the company's proven and probable palladium and platinum ore reserves as of December 31, 1997. The reserves reflected below are based on a cut-off grade of 0.40 ounce of palladium plus platinum per ton, and assume $155 and $375 per ounce for palladium and platinum, respectively, for economic production. Proven and probable reserves are after averaging mining dilution of 10% at zero grade based on actual mining experience.

  The ore reserves were affirmed and verified by Behre Dolbear & Company, Inc., independent consultants who are experts in mining, geology and ore reserve determination. The company primarily has utilized Behre Dolbear to carry out independent reviews and inventories of the company's ore reserves since 1990. The ore reserves have been affirmed and verified by Behre Dolbear in alternating years.

                                          PROVEN AND PROBABLE RESERVES (/1/)
                                                   DECEMBER 31, 1997
                                        ---------------------------------------
                                                            CONTAINED CONTAINED
                                         TONS     AVERAGE    OUNCES    OUNCES
                                         (/2/)  GRADE (/3/) PALLADIUM PLATINUM
                                        (000'S) (OUNCE/TON)  (000'S)   (000'S)
                                        ------- ----------- --------- ---------
Proven Reserves........................  1,379     0.86         909       275
Probable Reserves...................... 28,130     0.79      17,023     5,160
                                        ------     ----      ------     -----
Total Proven and Probable Reserves..... 29,509     0.79      17,932     5,435
                                        ======     ====      ======     =====

--------
(1) Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at the time of determination and is customarily stated in terms of "ore" when dealing with metals. The probable reserves are computed from information similar to that used for proved reserves, but the sites for inspection, sampling and measurement are between 50 and 1,000 feet apart. The degree of assurance, although lower than that for proven reserves, is sufficient to predict the geological regularity of the reef between points of observation.
(2) Total proven and probable reserves include 11,510,000 tons in the area of East Boulder. Significant capital investments will be required to access the East Boulder reserves. See "Recent Developments--1998 Expansion Plan."
(3) Expressed as palladium plus platinum ounces per ton at a ratio of 3.3 parts palladium to one part platinum in situ, before processing losses of approximately 10%.

  Reserves are consumed during mining operations, and the company generally replaces reserves by drilling mineralized material on a close-spaced pattern. Because of the expense of the close-spaced drilling necessary to generate proven reserves estimates, the company generally attempts to establish sufficient proven reserves to support its mine development objective of approximately 18 months of production.

MINING

  The Stillwater Mine accesses only a five-mile segment of the J-M Reef between the elevations of 6,700 and 3,100 feet above sea level. Deep exploration drill holes have confirmed the structure and mineralization of the J-M Reef down to the 2,000-foot elevation, and the deposit appears to be open at depth to be further verified by additional drilling. Access to the ore at the Stillwater Mine is by means of horizontal adits and drifts driven parallel to the strike of the J-M Reef. Prior to 1994, almost all of the company's mining activities utilized "cut-and-fill" stoping methods. This method extracts the ore in ten-foot high horizontal cuts. The open space created by the extraction of each cut is filled with waste rock and coarse concentrator tailings and becomes the floor for the next level of mining as the process moves upward.

  Since 1994, the company has introduced two mechanized mining methods: "ramp-and-fill" and "sub-level stoping." Ramp-and-fill is a mining method in which a succession of horizontal cuts are extracted from the ore body using mobile equipment. Access to the ore body is from ramps driven in or adjacent to the ore body allowing the use of hydraulic drills and load haul dump equipment. Sub-level stoping is a mining method in which blocks of the reef approximately 50 feet high and up to 75 feet along strike are extracted in 30-foot vertical intervals utilizing mobile electric hydraulic long-hole drills and remote control rubber tired load haul dump equipment. The reef is mined in a retreat sequence along strike and up dip and mined out areas are filled with development waste. The company believes that mechanized mining methods are safer, less expensive and more productive than traditional "cut-and-fill" stoping. Mechanized mining increased from approximately 60% of tons mined in 1996 to approximately 80% in 1997. Currently, direct costs per ton mined for ramp-and-fill stoping are approximately 40% less than cut-and-fill stoping and is more productive by one ton per man-hour. However, not all areas of the reef are amenable to ramp-and-fill mining, and the company will continue to select the appropriate mining method on a stope-by-stope basis.

  The 1,950-foot vertical shaft, which was commenced in 1994 and commissioned in 1997 as part of the company's 1994 Expansion Plan to double output from 1,000 tons per day to 2,000 tons per day, was sunk adjacent to the concentrator to increase efficiency of the operation. Development is continuing on two levels at 3,200 and 3,800 feet above sea level, both of which are only accessible from the shaft. The underground crushing station was commissioned during 1997 and is located on the 3,100-foot level. All ore hoisted up the shaft is crushed. The commissioning of the production shaft and underground crushing station has reduced haulage time and costs, improved the material handling of ore and waste and improved the grinding capabilities of the concentrator. During the fourth quarter of 1997, approximately 56% of ore production was crushed and hoisted up the shaft. The company expects this percentage to increase as more stopes are developed off the shaft. The portion of waste that cannot be used for backfill in underground excavations is hauled to the surface or hoisted up the shaft, depending on its location, and used in the rock embankment of the tailings dam or is placed in the permitted waste disposal site.

PRODUCTION

  During 1997, the company produced 355,000 ounces of palladium and platinum, up from 255,000 ounces in 1996. In the fourth quarter of 1997, the company attained its 1994 Expansion Plan production goal by increasing production by 46% from approximately 1,370 tons per day in the fourth quarter of 1996 to approximately 2,000 tons per day in the fourth quarter of 1997. During the nine months ended September 30, 1997 and 1998, the company produced an average of approximately 1,500 and 2,000 tons per day, respectively. Variations in production above and below 2,000 tons per day can be expected in future periods. In conjunction with the 1994 Expansion Plan, the company invested in new mobile mining equipment, reduced the number of sizes and types of equipment used in the mine, formed an additional maintenance crew to permit maintenance activities to be carried out on a 24-hour, seven day per week basis and constructed additional surface facilities. The company has announced plans to increase production to reach an annualized rate of 1.2 million ounces before year end 2001. See "Recent Developments--1998 Expansion Plan" and "Risk Factors--Expansion Plan Risks."

  The 1994 Expansion Plan began to impact positively the company's cash costs of production in 1996. Cash costs of production were $215 per ounce in 1995, $184 per ounce in 1996, $174 per ounce in 1997 and $150 per ounce for the first nine months of 1998. During 1994 through 1997, the company's total capital expenditures for the expansion of the Stillwater Mine and related facilities were approximately $70 million, excluding capital costs for sustaining and rehabilitating the existing mine.

CONCENTRATION

  The company maintains a concentrator plant adjacent to the Stillwater Mine. Ore is defined as material with a PGM content above a 0.40 ounce per ton cut-off grade. Ore is fed into the concentrator, mixed with water and ground to a slurry in a mill circuit to liberate the PGM-bearing sulfide minerals from the rock matrix. Various reagents are added to the slurry to separate the valuable sulfides from the waste rock in a flotation circuit. In the flotation circuit, the sulfide minerals are floated, recycled, reground and refloated to produce a concentrate suitable for further processing. The flotation concentrate, which represents approximately 1% of the original ore weight, is filtered, dried and transported in trailers approximately 46 miles to the company's metallurgical complex in Columbus, Montana. Approximately 60% of the material discarded from this process is used for backfill in the mine, with the balance stored in an onsite tailings containment area.

  As part of the 1994 Expansion Plan, the capacity of the concentrator was expanded with the addition of a large ball mill grinding unit, additional flotation capacity and ancillary equipment. Currently, the concentrator has a capacity of 2,000 tons of ore per day. In the first half of 1998, the company modified the concentrator by installing metal lifters and grates in the semi-autogenous grinding mill, or SAG mill, and installing a particle size monitor to control the particle size in the grinding circuit. The particle size monitor provides a more uniform sized product for the flotation circuit and reduces labor requirements. The company expects that the modification of the SAG mill and the installation of the particle size monitor should provide the concentrator with increased capacity.

  During 1997, the company continued to improve the recovery rate from the new flotation circuit. Recovery improved to 90% during 1997 from 86% during 1996. During the first half of 1998, the company installed twenty additional 300 cubic foot flotation cells, which helped to increase concentrator recovery to approximately 92%. These cells also increased the concentrate grade, which should result in potential cost reductions in downstream processing.

  In 1996, the company submitted an application to the Montana Department of Environmental Quality requesting an amendment to its operating permit for the Stillwater Mine to increase permitted capacity from 2,000 to 3,000 tons of ore per day. The company's proposal contemplates the construction of a second lined tailings impoundment that would serve the Stillwater Mine for the next 30 years. The final environmental impact statement has been completed and was noticed in the Federal Register on October 9, 1998. The company expects a record of decision before the end of 1998. However, there can be no assurance that the company will receive an amendment to its operating permit. See "Risk Factors--Governmental Regulations."

SMELTING

  The company's metallurgical complex is located in Columbus, Montana, and consists of the precious metals smelter and the base metals refinery. Concentrate from the mine site is fed to a 1.5 megawatt electric furnace, where it is melted and separated into a silica oxide-rich slag and a PGM-rich furnace matte. The slag is drained through the side of the furnace, cooled and provided to outside parties for use as road base. The furnace matte is tapped from the furnace and granulated. The granulated furnace matte is remelted in one of two top blow rotary converts, which separate iron from the converter matte. The converter matte is poured from the top blow rotary converts, granulated and transferred to the base metals refinery in two ton bags. The granulated converter matte, approximately 10% of the original smelter feed weight, is primarily copper and nickel sulfides containing about 2% PGMs. The gasses released from the smelting operations are routed through a gas/liquid scrubbing system, which removes approximately 99.8% of the sulfur dioxide. Spent scrubbing solution is treated in a process that converts the sulfur dioxide to gypsum, or calcium sulfate, and regenerates clean scrubbing solution. The gypsum is used by local farmers as a soil amendment.

  The expansion of the smelter was completed in 1997, increasing the daily smelting capacity from 22 tons of concentrate per day to 32 tons of concentrate per day. Feed and power control systems for the existing furnace were modified, a second top blow rotary convert was added and the gas handling and solution regeneration systems were upgraded. Additionally during 1997, the furnace was rebricked, a 30-day process that occurs every two to three years. The furnace modifications resulted in significant power savings due to increased efficiency. At 2,000 tons per day of mine production, the smelter processes approximately 25-30 tons per day of concentrate.

REFINING

  In 1996, the company constructed and commissioned the base metals refinery, which utilizes the patented Sherritt Process, whereby sulfuric acid is used to dissolve the nickel, copper, cobalt and iron from the converter matte. This process upgrades the converter matte product over 25-30 times (from 2% PGMs to 55-60% PGMs). The base metals refinery has a capacity equivalent to more than 4,000 tons per day of mine production. The present plant now operates two shifts per day, five days per week.

  The iron is precipitated out of the solution and returned to the smelter to be processed and removed in the slag. The dissolved nickel, copper and cobalt is shipped via truck, as a sulfate solution, to an outside refiner located in Canada. The company is paid for a portion of the nickel and cobalt content of the solution. During 1998, the company began construction of a copper/nickel refinery at a cost of $8.5 million to process the sulfate solution.

  The resulting PGM-rich filter cake is shipped to Johnson Matthey in New Jersey, and is returned to the account of the company after 35 days, as 99.95% PGM sponge. Historically, the company has shipped approximately 70% of its filter cake to Union Miniere and approximately 30% to Johnson Matthey. During the third quarter of 1998, the company terminated its contract with Union Miniere asserting breach of contract. The company is negotiating with several refiners to refine its future production. The company currently ships all of its filter cake to Johnson Matthey. The contract with Union Miniere provided for a termination fee of $2.0 million; however, the company believes that Union Miniere's breach relieves the company from any obligation to pay such fee.

SECONDARY MATERIALS PROCESSING

  A sampling facility for secondary materials was completed in late 1997. The facility was designed to accept spent automobile catalysts that can be crushed and added to the electric furnace. Several test lots were processed during 1997, and it was determined that spent auto catalysts are suitable for processing at the company's facilities. Processing of secondary materials was suspended in mid-1997 to assess the results of the test lots and to improve the performance of the system. The company resumed processing small shipments of spent auto catalysts during the second quarter of 1998. There can be no assurance that the processing of secondary materials will be profitable.

EXPLORATION ACTIVITIES

  Major portions of the J-M Reef have yet to be exposed to drilling and development sufficient to allow for the delineation of additional reserves. However, given the magnitude of its current proven and probable reserves, the company's exploration activities are limited. The company's current plans are to continue to focus on its current PGM reserves and the mineralization of the J-M Reef rather than exploring for or attempting to acquire additional developed or undeveloped ore reserves. Consequently, exploration does not represent a significant expenditure for the company.

1998 EXPANSION PLAN

  During 1998, the company developed a new expansion plan with a long-term goal of reaching an annualized rate of PGM production of approximately 1.2 million ounces before year end 2001. The key components of the 1998 Expansion Plan include increasing mine production at the Stillwater Mine from 2,000 to 3,000 tons of ore per day and developing a new mine site at East Boulder with a permitted capacity of 2,000 tons of ore per day. The company has completed a preliminary study setting forth the expected costs and timetable of the 1998 Expansion Plan. Based upon studies by independent mining engineers and our internal analyses, we currently estimate that the 1998 Expansion Plan will require a capital investment of approximately $385 million, as set forth below.

        ESTIMATED CAPITAL INVESTMENT FOR 1998 EXPANSION PLAN

       Expansion of Stillwater Mine from 2,000 to 3,000 tons of
        ore per day and construction of a new tailings facility... $ 75 million
       Development and construction of East Boulder mine and an-
        cillary
        facilities................................................  270 million
       Expansion of existing smelter and base metals refinery.....   40 million
                                                                   ------------
           Total estimated capital investment:.................... $385 million

We discuss the key risks associated with the 1998 Expansion Plan under the headings "Risk Factors--Expansion Plan Risks" and "--Government Regulations and Permitting."

  Expansion at the Stillwater Mine. In the second quarter of 1998, H.A. Simons Ltd., independent mining engineers, completed an engineering study on the expansion of the Stillwater Mine. Based on this study and our internal analyses, we have begun work to expand the current mill throughput at the Stillwater Mine from 2,000 to 3,000 tons of ore per day. The expansion is estimated to cost approximately $75 million and will consist of modifications to the existing concentrator, additional underground development and completion of a new tailings disposal facility. When this expansion is complete, we expect that the Stillwater Mine will produce approximately 725,000 ounces of PGMs annually.

  Development of East Boulder. The East Boulder site will provide western access to the J-M Reef. The company has received all major permits necessary to construct and operate a mining facility at East Boulder at a capacity of 2,000 tons of ore per day. Development at East Boulder will consist of construction of mine and support facilities, including an underground crusher, a surface concentrator and ancillary surface facilities. These facilities have been designed, however, to allow expansion beyond 2,000 tons of ore per day.

  In 1996, we began work on the initial development phase of East Boulder and invested $7.8 million, primarily for construction of a tunnel boring machine and for electrical power supply to the mine portal site. The project was suspended in October 1996, primarily due to a downturn in palladium and platinum prices. However, we continued to conduct permitting and environmental activities at East Boulder, spending $1.1 million during 1997. In November 1997, with the completion of the 1994 Expansion Plan and higher prices for palladium and platinum, the company restarted the East Boulder project.

  In the second quarter of 1998, the company completed the tunnel boring machine and began development work. Independent contractors have commenced work with the company to drive a 18,500-foot long, 15-foot diameter tunnel to reach the J-M Reef. We expect the tunnel boring to take between 10 and 18 months and as of September 30, 1998, the Company had drilled approximately 3,200 feet. Based upon an independent engineering study by Kilborn (which covered primarily the underground mine and mine-related infrastructure) and our internal analyses, we estimate the development of East Boulder should cost approximately $270 million. The company believes that the operating costs at East Boulder should be substantially similar to the costs at our existing operations at the Stillwater Mine. When completed, annual PGM production from East Boulder is expected to be approximately 450,000 ounces. East Boulder development depends on the company obtaining the necessary financing and the project remaining economically feasible. We discuss the key risks associated with the development of the East Boulder mine under the heading "Risk Factors--Expansion Plan Risks" and "--Government Regulations and Permitting."

  Expansion of the Smelter and Base Metals Refinery. The company processes concentrate produced from the Stillwater Mine at a smelter and a base metals refinery located in Columbus, Montana. We need to expand these facilities in order to accommodate the increased production expected from the expansion of the Stillwater Mine and development of East Boulder. We do not anticipate any difficulties in obtaining the supplies necessary for this expansion, except for a potential deficiency in power supply equipment that we are currently attempting to remedy. Based upon independent engineering estimates and our internal analyses, we estimate the capital cost of expanding the smelter and the base metals refinery to be approximately $40 million.

  Expansion Financing. In order to finance the 1998 Expansion Plan, the company expects to use its cash flow from operations, the proceeds of this offering and new bank financing. We recently obtained a commitment letter from The Bank of Nova Scotia for a $175 million senior secured credit facility. This credit facility provides for a $125 million term loan facility and a $50 million revolving credit facility. The Company is negotiating the final loan documents for the Scotiabank Credit Facility. Proceeds of the term loan facility will be used to finance a portion of the 1998 Expansion Plan. Proceeds of the revolving credit facility will be used for general corporate and working capital needs. The facility is expected to mature on December 31, 2005, and will be secured by substantially all the property and assets of the company. The Scotiabank Credit Facility will contain typical covenants and conditions to initial and subsequent borrowings. The terms of the Scotiabank Credit Facility are discussed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  Marketing Contracts. In order to minimize the downside price risk inherent in the palladium and platinum markets while retaining most of the potential to obtain higher prices, the company has entered into new long-term marketing contracts with General Motors Corporation, Ford Motor Company, Mitsubishi Corporation and KEMET Corp. The contracts cover the company's production over the five-year period from January 1999 through December 2003. Under the contracts, the company has committed between 90% to 100% of its palladium production. Palladium sales are priced at a slight discount to market, with a floor price averaging approximately $225 per ounce. The company has agreed to an average maximum palladium price of approximately $400 per ounce on approximately 30% of its production. The remaining 70% of the company's palladium production is not subject to any price cap. In addition, the company has committed approximately 20% of its planned annual platinum production over the next five years. Platinum sales are priced at a slight discount to market, subject to an average minimum price of $350 per ounce with an average maximum price of $425 per ounce. The remaining 80% of the company's planned annual platinum production is not committed under these contracts. Such platinum production remains available for sale at prevailing market prices or under future contracts. The marketing contracts contain termination provisions that allow the purchasers to terminate in the event the company breaches and the breach is not cured within periods ranging from ten to thirty days of notice by the purchaser. In addition, the contracts contain force majeure provisions that allow for the suspension and, in one instance, the termination of the contract upon the occurrence of an event of force majeure. See "Risk Factors--Dependence on Agreements with Significant Customers."

                                  UNDERWRITING

  Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and the company has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                             NUMBER OF
NAME                                                          SHARES
----                                                         ---------
Salomon Smith Barney Inc. ..................................   560,000
Merrill Lynch, Pierce, Fenner & Smith
      Incorporated..........................................   560,000
TD Securities (USA) Inc. ...................................   280,000
Nesbitt Burns Securities Inc................................   150,000
Sanders Morris Mundy Inc....................................   150,000
Scotia Capital Markets (USA) Inc............................   150,000
Warburg Dillon Reed LLC.....................................   150,000
                                                             ---------
      Total.............................................     2,000,000
                                                             =========

  The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

  The underwriters, for whom Salomon Smith Barney Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and TD Securities (USA) Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.93 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the representatives.

  The company has granted to the underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Common Stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

  The company and its officers and directors have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the company or any securities convertible into, or exercisable or exchangeable for, Common Stock, provided however, that the company may (i) grant options to purchase shares of Common Stock pursuant to the company's existing stock option plans and may issue shares of Common Stock pursuant to the exercise of options granted under the company's existing stock option plans and (ii) issue shares of Common Stock upon conversion of the 7% Convertible Subordinated Notes due 2003. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

  The Common Stock is listed on the American Stock Exchange under the symbol "SWC."

  The following table shows the underwriting discounts and commissions to be paid to the underwriters by the company in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Common Stock.

                                                NO EXERCISE           FULL EXERCISE
                                                -----------           -------------
    Per share.............................      $   1.5375            $   1.5375
    Total.................................      $3,075,000            $3,536,250

  In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Common Stock made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the Common Stock to be higher than the price that otherwise would exist in the open market in absence of such transactions. These transactions may be effected on the American Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

  The representatives have performed certain investment banking and advisory services for the company from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for the company in the ordinary course of their business.

  The company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                                 LEGAL MATTERS

  Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the company by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Winston & Strawn.

                                    EXPERTS

  The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

  The company's ore reserves set forth in the table under the heading "Geology and Reserves" have been verified by Behre Dolbear & Company, Inc., and such information has been included herein in reliance upon the authority of such firm as experts in mining, geology and ore reserve determination.

PROSPECTUS

                                  $200,000,000
                           STILLWATER MINING COMPANY

                                DEBT SECURITIES
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                                  COMMON STOCK
                                    WARRANTS

Stillwater Mining Company (the "Company" or "Stillwater") may offer from time to time (i) debt securities ("Debt Securities"), consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series, (ii) shares of preferred stock, par value $.01 per share ("Preferred Stock"), in one or more series, (iii) depositary shares, (iv) shares of common stock, par value $.01 per share ("Common Stock"), and (v) warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock. The Debt Securities, Preferred Stock, Depositary Shares, Common Stock and Warrants (collectively, the "Securities") may be offered either together or separately in amounts, at prices and on terms to be determined at the time of offering. Certain selling shareholders (the "Selling Shareholders") may offer from time to time shares of Common Stock. The Securities offered pursuant to this Prospectus will be limited to an aggregate initial offering price not to exceed U.S.$200,000,000 (or the equivalent in foreign currency or currency units).

The accompanying Prospectus Supplement sets forth with regard to the particular Securities in respect of which this Prospectus is being delivered (i) in the case of Debt Securities, the title, aggregate principal amount, denominations (which may be in United States dollars, in any other currency, currencies or currency unit, including the European Currency Unit), maturity, rate, if any (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any modification of the covenants, any listing of such Debt Securities on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities, (ii) in the case of Preferred Stock, the designation, aggregate principal amount, and stated value and liquidation preference per share, initial public offering price, dividend rate (or method of calculation), dates on which dividends shall be payable, any redemption or sinking fund provisions, any conversion or exchange rights, whether the Company has elected to offer the Preferred Stock in the form of depositary shares, any listing of such Preferred Stock on a securities exchange, and any other terms in connection with the offering and sale of such Preferred Stock; (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof; and (iv) in the case of Warrants, the number and terms thereof, the number of shares of Common Stock or Preferred Stock, or amount of Debt Securities, issuable upon their exercise, the exercise price, the periods during which the Warrants are exercisable, the terms of the Preferred Stock or Debt Securities issuable upon exercise, any listing of such Warrants on a securities exchange and any other terms in connection with the offering, sale and exercise of such Warrants. If so specified in the applicable Prospectus Supplement, Securities may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain United States federal income tax considerations relating to the Securities in respect of which this Prospectus is being delivered.

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE SECURITIES.

The Company's outstanding Common Stock is listed on the American Stock Exchange (the "AMEX") under the symbol "SWC." Each Prospectus Supplement will indicate if the Securities offered thereby will be listed on any securities exchange.

The Company and the Selling Shareholders may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The Company will not receive any net proceeds from the sale of any shares of Common Stock offered by the Selling Shareholders. The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by such underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution" and "Selling Shareholders" herein.

This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 17, 1998.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER, AGENT, DEALER OR OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES IN RESPECT OF WHICH THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT ARE DELIVERED OR AN OFFER OF ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON WHERE SUCH AN OFFER WOULD BE UNLAWFUL.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Plaza, Washington, D.C. 20549. The Common Stock is listed on the AMEX. Such reports, proxy statements and other information can also be inspected and copied at the office of this exchange at the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities. The Registration Statement and the exhibits thereto can be obtained from or inspected and copied at the public reference facilities maintained by the Commission as described in the prior paragraph.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

  1. Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 31, 1998.

  2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the Commission on April 29, 1998.

  3. Current Report on Form 8-K dated April 8, 1998, filed with the Commission on April 22, 1998.

  4. The description of the Common Stock and Preferred Stock contained in the Registration Statements on Form 8-A, filed with the Commission on November 3, 1994 and October 30, 1995.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will furnish without charge to each person, including any beneficial owner of Securities, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Investor Relations, 717 Seventeenth Street, Suite 1480, Denver, Colorado 80202. Telephone requests may be directed to Investor Relations at (303) 978-2525.

         FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

Some statements contained in this Prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such statements include comments regarding expansion plans, costs, reserves, grade, dilution, production and recovery rates, processing of secondary materials, permitting, anticipated cash flows, hedging, financing needs and capital expenditures, increases in processing capacity, cost reduction measures, safety, timing for feasibility studies, environmental permitting and exploration work, compliance with laws and regulations, and the palladium and platinum market. Factors that could cause actual results to differ materially include (i) economic and political events affecting supply and demand of palladium and platinum, (ii) price volatility of platinum group metals ("PGMs"), (iii) amounts and prices of the Company's forward metals sales, (iv) fluctuations in ore grade, tons mined, crushed or milled, (v) variations in concentrator, smelter or refinery operations, (vi) geological, technical, permitting, mining or processing problems, (vii) availability of experienced employees, (viii) financial market conditions and (ix) the other factors discussed under "Risk Factors", in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and the Company's filings with the Commission. Many of such factors are beyond the Company's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are encouraged to refer to the accompanying Prospectus Supplement for more current information concerning certain information set forth in this Prospectus.

                                  THE COMPANY

Stillwater Mining Company is engaged in the development, extraction, processing and refining of palladium, platinum, and associated metals from the J-M Reef, a geological formation located in Stillwater and Sweet Grass Counties, Montana. Associated by-product metals include rhodium, gold, silver, nickel and copper. The Company conducts its current mining operations at the Stillwater Mine, in Nye, Montana. Future expansion is planned at the Stillwater Mine and at the East Boulder site, located at the western end of the J-M Reef (the "East Boulder Project").

The J-M Reef is the only significant primary source of PGMs outside the Republic of South Africa and Russia. The J-M Reef is an extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles and which extends downward over one mile to an unknown depth. The Company holds the rights to claims covering substantially all of the presently identified PGM mineralized zone of the J-M Reef.

Palladium and platinum were discovered in the J-M Reef by Manville Corporation ("Manville") geologists in the early 1970s. In 1979, a Manville subsidiary entered into a joint venture agreement with Chevron U.S.A. Inc. ("Chevron") to develop PGMs discovered in the J-M Reef. Manville and Chevron explored and developed the Stillwater property and commenced underground mining in 1986. In 1992, the Company was incorporated in Delaware, and in 1993, Chevron and Manville transferred substantially all assets, liabilities and operations at Stillwater to the Company. In September 1994, the Company redeemed Chevron's entire 50% ownership, and Manville also sold shares reducing its ownership of record to approximately 27%. In August 1995, Manville sold its remaining ownership interest in the Company to institutional investors.

At December 31, 1997, Stillwater had proven and probable reserves of approximately 29.5 million tons of ore, with an average grade of 0.79 ounces per ton containing approximately 23.4 million ounces of PGMs (approximately
19.4 million gold equivalent ounces). Based upon existing ore reserves and current production levels, the J-M Reef has an estimated mine life in excess of fifty years. Because of this long mine life, the Company has been implementing a series of expansion programs since 1994 to increase its annual production. In 1997, PGM production increased to 355,000 ounces from 255,000 in 1996 and is expected to increase further to between approximately 450,000 and 500,000 ounces in 1998. The Company recently announced a long term goal to triple PGM production over the next five years. The Company is proceeding with the additional investment designed to increase production at the Stillwater Mine from 2,000 tons per day to 3,000 tons per day and to develop the East Boulder Project over the next five years (the "1998 Expansion Plan").

The following table sets forth the Company's PGM production, cash operating costs, total cash costs and total production costs per ounce of metal produced, ounces of palladium and platinum sold and average realized prices for the period indicated.

                     PGM PRODUCTION COST(1) AND SALES DATA

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
   Production (thousand ounces)
     Palladium..........................................     271     196     169
     Platinum...........................................      84      59      51
                                                         ------- ------- -------
       Total production.................................     355     255     220
   Cash production costs per ounce(1)...................    $174    $184    $215
   Depreciation and amortization........................      33      35      25
                                                         ------- ------- -------
       Total production costs per ounce(1)..............    $207    $219    $240
   Sales (thousand ounces)
     Palladium..........................................     288     214     180
     Platinum...........................................      91      62      54
                                                         ------- ------- -------
       Combined.........................................     379     276     234
   Average Realized Price Per Ounce
     Palladium..........................................    $144    $144    $157
     Platinum...........................................    $388    $410    $425
       Combined(2)......................................    $203    $204    $219
   Average Market Price Per Ounce
     Palladium..........................................    $178    $128    $151
     Platinum...........................................    $395    $397    $424
       Combined.........................................    $230    $191    $216

--------
(1) Cash costs of production include cash costs of mining, processing and general and administrative expenses at the mine site (including overhead, taxes other than on income, royalties and credits for metals produced other than palladium and platinum). Total costs of production include cash costs plus depreciation and amortization. Corporate expenses, income taxes and interest income and expense are not included in either total or cash costs per ounce produced. Cash costs per ounce are based upon combined production of palladium and platinum at the same ratio as ounces are produced from the Base Metals Refinery, i.e., 3.2:1.
(2) Stillwater Mining reports a combined realized price of palladium and platinum at the same ratio as ounces are produced from the Base Metals Refinery, i.e., 3.2:1. The same ratio is applicable to the market price.

                                  RISK FACTORS

Prospective purchasers of Securities should carefully read this Prospectus, any Prospectus Supplement delivered herewith, and the documents incorporated by reference herein and therein. Ownership of Securities involves certain risks. In determining whether to purchase Securities, prospective investors should consider carefully the following risk factors and the other information contained in this Prospectus, in addition to the other risk factors and information set forth in any Prospectus Supplement delivered herewith.

METAL PRICE VOLATILITY, BACKWARDATION AND HEDGING

Since the Company's sole source of revenue is the sale of PGMs, the profitability of the Company's operations can be significantly affected by changes in the market prices of PGMs. PGM prices fluctuate widely and are influenced by numerous factors beyond the Company's control, including such factors as expectations for inflation, global demand, consumption patterns, speculative activities, international political and economic conditions and production amounts and costs in the other PGM producing countries, including the Republic of South Africa and Russia. This volatility was evident during 1997, when apparent tightness in PGM markets led to multi-year highs for current delivery contracts and "backwardation," a condition in which delivery prices for metals in the near term are higher than delivery prices for metals to be delivered in the future. Since some of the world supply of palladium and platinum is a by-product of the mining of nickel and copper, a portion of the worldwide production of palladium and platinum is unrelated to the demand for such metals. As a result, ordinary market balancing mechanisms may be less effective. The market prices of PGMs could fall below the Company's production costs and remain at such levels for a sustained period, causing the Company to experience operating losses and to curtail or suspend some or all of its mining activities.

The following table shows the annual high, low and average per ounce prices of palladium and platinum for the periods indicated:

                                                 PLATINUM          PALLADIUM
                                             ----------------- -----------------
   YEAR                                      HIGH LOW  AVERAGE HIGH LOW  AVERAGE
   ----                                      ---- ---- ------- ---- ---- -------
   1993..................................... $414 $345  $376   $142 $100  $123
   1994.....................................  431  380   406    163  124   144
   1995.....................................  459  403   424    178  128   151
   1996.....................................  433  368   398    146  116   130
   1997.....................................  525  340   395    245  115   178

  Source: Johnson Matthey (1993-1996 closing prices) and Rothschild Denver Inc. (1997 bid prices).

The Company enters into hedging contracts from time to time to manage the effect of price changes in palladium and platinum on the Company's cash flow. Hedging activities typically have consisted of spot deferred contracts for future deliveries of specific quantities of PGMs at specific prices, the sale of call options and the purchase of put options. During the first quarter of 1997, the Company entered into significant hedging positions, particularly in palladium, for both 1997 and 1998 sales. The Company delivered against these hedge contracts throughout 1997, incurring substantial palladium hedging losses of approximately $10.1 million in 1997 and $5.1 million in the first quarter of 1998, due to the sharp rise in palladium spot prices and backwardation of future delivery prices that started in mid-1997. Thus, while hedging transactions are intended to reduce the negative effects of volatility of prices, hedging can limit potential gains from increases in prices and could again expose the Company to material losses in certain events. These below market hedge contracts will mature and be closed out during the remainder of 1998. The Company's hedging policy in the future will have the objective of capturing upward price movements while providing floor prices to reduce the Company's exposure to downside price movements.

EXPANSION PLAN RISKS

The Company's achievement of its long term expansion goal depends upon its ability to increase production substantially at the Stillwater Mine and related facilities and to complete exploration and development successfully and to meet its production targets at the East Boulder Project. Although the Company believes its goals and its preliminary estimates are based upon reasonable assumptions, at this time there can be no assurance that these goals can be realized. See "Business--1998 Expansion Plans."

Based upon engineering studies, the Company intends to increase production at the Stillwater Mine from 2,000 tons per day to 3,000 tons per day. Actual results may differ materially from preliminary production and cost analyses conducted by the Company. To increase production at the Stillwater Mine, the Company must receive permit approval to increase tons processed, which is subject to the completion of environmental impact analyses and public review processes. Although the environmental impact analyses and public comment period have been completed and a record of decision is expected in the fourth quarter of 1998, there can be no assurance that such decision will not be appealed. Other facilities, including the concentrator, smelter and base metals refinery ("BMR"), will also have to be expanded or modified. In addition, design, construction and operation at full capacity of new and expanded facilities must be achieved, each of which can be expected to be time-consuming and complex and to involve important elements that are beyond the Company's control.

The Company has also not yet completed a final engineering study or cost estimate for the East Boulder Project. When an 18,500 foot tunnel has been completed, geologic and process analyses, capital expenditures, cash operating costs and recovery rates will be used to confirm the feasibility of proceeding with the East Boulder Project. The project's capital costs, operating costs and economic returns may differ materially from the Company's current analysis. The Company will proceed with further development of the East Boulder Project as the engineering studies are completed and the grade and continuity of the reef are confirmed.

Based on the complexity and uncertainty involved in these projects, estimates of time and funding required at this early stage are extremely difficult to provide with certainty. No assurance can be given that either project will be completed on time or at all, that the expanded operations will achieve the anticipated production capacity, that the construction costs associated with the 1998 Expansion Plan will not be higher than anticipated, that the expected operating cost reductions will be achieved or that funding will be available from internal and external sources in necessary amounts or on acceptable terms. The anticipated timing and production results of the 1998 Expansion Plan assume, among other things, (i) the identification and development of sufficient proven reserves and (ii) the recruitment of sufficient numbers of individuals skilled in underground mining. Finally, the Company's pursuit of its expansion goals and its ability to finance them could be adversely affected by changes in PGM prices.

The construction of expanded mining operations involves a number of uncertainties, including factors beyond the Company's control. Failure to complete the 1998 Expansion Plan on a timely basis or unexpected cost increases could have a material adverse effect on the Company's future results of operations and financial condition. If the capital expenditures required to complete the 1998 Expansion Plan or to achieve the anticipated production capacity are significantly higher than expected, there is no assurance that the Company's capital resources would be sufficient to cover such costs or that the Company would be able to obtain alternative sources of financing to cover such costs.

COMPETITION; SUPPLY AND DEMAND

The Company competes with other suppliers of PGMs, some of which are significantly larger than the Company and have access to greater mineral reserves and financial and commercial resources. These suppliers include Anglo American Platinum Corporation, Ltd., Western Platinum, Ltd. and Impala Platinum Holdings, Ltd., which mine the Bushveld Complex in the Republic of South Africa, the world's principal source of PGMs. The vast majority of the world's 1997 supply of PGMs came from the Republic of South Africa and Russia. Palladium and platinum are also produced in Canada principally as a by-product of nickel and copper mining.

In the past, Russia, the primary producer of palladium, has been estimated to have supplied over 60% of what is now a seven and one-half million ounce world market. Russia is believed to produce roughly 2.0 million ounces a year as a by-product of a nickel mine, and the remaining supply has come from stockpiles accumulated over the years. The general consensus in the western markets is that the Russian stockpiles of both palladium and platinum have declined significantly and will be exhausted within the next few years. However, if Russian stockpiles of palladium and platinum were more extensive than believed and if Russian producers dispose of their stockpiles in the market, the supply scenario would improve drastically, with the likely effect of lowering prices substantially. Additional mines may open in the Republic of South Africa or elsewhere over the next several years, including the Hartley Platinum and Mimosa projects on the Great Dyke in Zimbabwe, resulting in increased global production.

Furthermore, in certain industrialized countries, an industry has developed for the recovery of PGMs from scrap sources, mostly from spent automotive and industrial catalysts. There can be no assurance that the Company will be successful in competing with these existing and emerging PGM producers. Moreover, there can be no assurance that a less expensive alternative alloy or synthetic material which has the same characteristics as PGMs will not be developed to replace PGMs in a number of key technological or industrial applications. Development of alternative alloys or materials could have an adverse effect on the Company.

DEVELOPMENT RISKS

The Company's operations will be affected by the costs and results of its continued exploration and development programs. The Company is seeking to expand its reserves only through exploration and development within its controlled claims which are located along the 28-mile J-M Reef. There can be no assurance that the Company's mineral exploration efforts will be successful. Even where mineralization has been discovered, it usually takes a number of years from the initial phases of exploration until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish ore reserves through drilling, to confirm metallurgical processes to extract the metal from the ore and, in the case of new mines, to construct mining and processing facilities. As a result of these uncertainties, no assurance can be given that the Company's exploration programs will result in the replacement of existing reserves, some of which are being depleted by current production.

The Company has restarted its development of the East Boulder Project. New development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and engineering studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the PGMs from the ore, facility and equipment operating costs and other factors. As a result, it is possible that actual cash operating costs and economic returns may differ significantly from those currently estimated or those established in future studies and estimates. It is not unusual in new mining operations to experience unexpected problems during the development and start-up phases, which can result in substantial delay in reaching commercial production.

There are a number of uncertainties inherent to any PGM development program, including the location of the PGM vein in the reef, receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures may be required to pursue such development activities.

MINING RISKS AND LIMITS OF INSURANCE COVERAGE

Underground mining and the Company's milling, smelting and refining operations involve a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual and unexpected rock formations, ground or slope failures, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of God. Such risks could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Fatalities have occurred at the Company's mine since operations began in 1986. There can be no assurance that industrial accidents will not have a material adverse effect on the Company's business and operations. Although the Company believes that it maintains insurance within ranges of coverage consistent with industry practice, there can be no assurance that this insurance will cover the risks associated with mining or that the Company will be able to maintain insurance to cover these risks at economically feasible premiums. The Company might also become subject to liability for pollution or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. Losses from such events could have a material adverse effect on the Company.

GOVERNMENTAL REGULATIONS

The Company's business is subject to extensive Federal, state and local environmental controls and regulations, including the regulation of discharge of materials into the environment, disturbance of lands, threatened or endangered species and other environmental matters. These laws are continually changing and, as a general matter, are becoming more restrictive. Generally, compliance with these regulations requires the Company to obtain permits issued by Federal, state and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. The Company cannot predict whether it will be able to renew such permits or whether material changes in permit conditions will be imposed. Nonrenewal of permits or the imposition of additional conditions could have a material adverse effect on the Company's financial condition or results of operations.

Compliance with existing and future environmental laws and regulations may require additional control measures and expenditures which cannot be estimated at this time. Environmental compliance requirements for new mines may require substantial additional control measures that could materially affect permitting and proposed construction schedules for such facilities. Under certain circumstances, facility construction may be delayed pending regulatory approval. Expansion will require new environmental permitting at the Stillwater Mine and mining and processing facilities at the East Boulder Project. See "-- Expansion Plan Risks."

The Company's activities are also subject to extensive Federal, state and local laws and regulations governing matters relating to mine safety, occupational health, labor standards, prospecting, exploration, production, exports and taxes. The Company has not experienced any material difficulty emanating from these extensive laws and regulations in the past, nor does it have any basis to expect any material difficulty relating to existing laws and regulations in the future. The Company believes that it has successfully complied in all material respects with all Federal, state and local requirements for the current operations and planned expansion of its mining activities at the Stillwater Mine. Compliance with these and other laws and regulations could require significant capital outlays.

New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on the Company's results of operations and financial condition and, in the worst case, could render the Company's mining operations uneconomic. During the 1997 legislative session, legislation was introduced into the United States Congress which proposed a number of modifications to the General Mining Law, which governs the location and maintenance of unpatented mining claims and related activities on federal lands. Among those modifications were proposals which would have (i) imposed a royalty on production from unpatented mining claims, (ii) increased the cost of holding such claims, and (iii) imposed more specific federal reclamation requirements on operations on such claims. None of those proposed modifications were enacted into law. The same or similar proposals may be considered by Congress in 1998 as well. The potential impact on the Company as a result of congressional action is difficult to predict, but legislation amending the General Mining Law could adversely affect the Company's ability to economically develop the J-M Reef, virtually all of which is comprised of unpatented mining claims on federal lands.

DEPENDENCE ON A SINGLE MINE

All of the Company's revenues are currently derived from its mining and operations at the Stillwater Mine. Although the Company has not experienced any serious production interruption since production began in

1987, if the operations at the Stillwater Mine or at any of the Company's processing facilities were to be reduced, interrupted or curtailed, the Company's ability to generate revenues and profits in the future would be materially adversely affected.

TITLE TO PROPERTIES

The validity of unpatented mining claims on public lands, which constitute most of the property holdings of the Company, is often uncertain and may be contested and subject to title defects. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. While the Company has obtained various reports, opinions and certificates of title with respect to certain of the claims it owns or to which it has the rights in accordance with what the Company believes is industry practice, there can be no assurance that the title to any of its claims may not be defective.

RESERVE ESTIMATES

While the Company's 1997 ore reserves have been affirmed and verified by independent consultants, the ore reserve estimates incorporated by reference in this Prospectus are necessarily imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may, on occasion, prove unreliable. Reserve estimates are expressions of judgment based on knowledge, experience and industry practice. Although the Company believes its estimated ore reserves are well established, there can be no assurance that its estimated ore reserves are accurate, and future production experience could differ materially from such estimates. Should the Company encounter mineralization or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might adversely affect the Company's operations. Declines in the market prices of PGMs may render the mining of some or all of the Company's ore reserves uneconomic. No assurance can be given that any particular level of PGMs may be recovered from the ore reserves and the grade of ore may vary significantly from time to time. Moreover, short-term factors relating to the ore reserves, such as the need for additional development of the ore body or the processing of new or different grades, may impair the profitability of the Company in any particular accounting period.

LABOR AVAILABILITY AND RELATIONS

The operations of the Company are significantly dependent on the availability of qualified miners. Historically, the Company has experienced high turnover with respect to its miners. In addition, the Company must compete for individuals skilled in the operation and development of PGM mining properties. The number of such persons is limited, and significant competition exists to obtain their skills. There can be no assurance that the Company will be able to maintain an adequate supply of miners and other personnel or the that the Company's labor expenses will not increase as a result of a shortage in supply of such workers. Failure to maintain an adequate supply of miners could adversely effect the Company's expansion plans and results of operations. The Company currently has approximately 735 employees, approximately 600 of whom are covered by a collective bargaining agreement with the Oil, Chemical and Atomic Workers Union (the "OCAW"), expiring June 30, 1999. The Company's inability to negotiate an acceptable contract with the OCAW or with a new union could result in work stoppages by the affected employees and increased operating costs as a result of higher wages or benefits paid. In the event the Company's employees were to engage in a strike or other work stoppage, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPLEXITY OF PROCESSING

Compared to gold and silver producers, as a PGM producer Stillwater is required to conduct additional processing procedures and construct and operate additional facilities. In addition to concentration facilities at the mine site, the Company also operates its own smelting and base metals refining facilities in Columbus, Montana to produce a PGM filter cake shipped for final refining by a third party refiner. The operations of a smelter and refinery by the Company require environmental steps and operational expertise not required of most other precious metals producers. Though no material adverse effects have been experienced to date, this additional complexity of operations poses additional operational and environmental risks.

LIMITED NUMBER OF REFINERS

The Company has generally shipped its filter cake to two third party refiners. The Company has no control over the refining operations of these third party refiners. If the refining capacity available to the Company was significantly reduced, due to the unavailability of third party refiners, changes in environmental requirements or otherwise, the Company's operations would be adversely affected.

CERTAIN ANTI-TAKEOVER EFFECTS

In October 1995, the Board of Directors adopted a stockholder rights plan and, pursuant thereto, issued preferred stock purchase rights to holders of its common stock. The Rights have certain anti-takeover effects. If triggered, the Rights would cause substantial dilution to a person or group of persons who acquires more than 15% of the Common Stock on terms not approved by the Board of Directors. See "Description of Capital Stock--Rights Agreement."

                                USE OF PROCEEDS

Unless a Prospectus Supplement indicates otherwise, the Company intends to use the net proceeds to be received from the sale of the Securities to finance the Company's operations, for continued expansion and development activities and for other general corporate purposes. The Company will not receive any net proceeds from the sale of any shares of Common Stock offered by the Selling Shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES
                    AND RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company were as follows for the years ended December 31, 1997, 1996, 1995, 1994, and 1993:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                      1997 1996 1995 1994 1993
                                                      ---- ---- ---- ---- ----
   Ratio of Earnings to Fixed Charges................ (a)  (b)  1.2  4.7  11.8
   Ratio of Earnings to Combined Fixed Charges and
    Preferred Stock Dividends........................ (a)  (b)  1.2  4.7  11.8

--------
(a) Earnings for the year ended December 31, 1997 were inadequate to cover fixed charges by $10,196.
(b) Earnings for the year ended December 31, 1996 were inadequate to cover fixed charges by $6,796.

For purposes of calculating the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before income taxes and fixed charges (exclusive of preferred stock dividends). For the purpose of calculating both ratios, fixed charges include interest expense and capitalized interest. Because the Company did not pay any preferred stock dividends during the years indicated, the ratios are identical.

                              SELLING SHAREHOLDERS

Some or all of the shares of Common Stock being offered pursuant to this Prospectus may be offered by certain Selling Shareholders. Identification of any such Selling Shareholders will be made in the applicable Prospectus Supplement.

                            BUSINESS AND PROPERTIES

GENERAL

Stillwater Mining Company ("Stillwater" or the "Company") is engaged in the exploration, development, extraction, processing and refining of palladium, platinum and associated metals from the J-M Reef located in Stillwater and Sweet Grass Counties, Montana. Associated by-product metals include rhodium, gold, silver, nickel and copper. The Company conducts its current operations at the Stillwater Mine in Nye, Montana. Future expansion is planned at the Stillwater Mine and at the East Boulder site located at the western end of the J-M Reef.

The J-M Reef is the only significant primary source of platinum group metals ("PGMs") outside the Republic of South Africa and Russia. The J-M Reef is an extensive mineralized zone containing PGMs, which has been traced over a strike length of approximately 28 miles and which extends downward over one mile to unknown depths. The Company holds the rights to claims covering substantially all of the property identified as PGM mineralized zone or the J-M Reef.

GEOLOGY AND RESERVES

The J-M Reef is located in the Beartooth Mountains in southern Montana. It is situated along the northern edge of the Beartooth Plateau, which rises to elevations of over 10,000 feet in places. This plateau is deeply dissected by several rivers and their tributaries including the Stillwater River, towards the eastern end and the Boulder River, near the western end of the known reef horizon. Both of these rivers have eroded their valley floors resulting in deep valleys cut into the gently undulating elevated plateau.

Geologically, the J-M Reef is composed of an assemblage of basic and ultrabasic rocks derived from a single, large, buried magma body emplaced an estimated 2.7 billion years ago. The molten rock was sufficiently fluid at the time of emplacement to allow individual minerals to crystallize sequentially, the heavier, more basic, darker minerals crystallizing first, sinking towards the bottom, and leaving the lighter, more siliceous light-colored minerals to crystallize out later to produce bands of norite, gabbro and anorthosite which can be traced across most of the strike length of the complex. Over time the original horizontal orientation of the reef was changed as the reef was tilted at an angle of 50 to 90 degrees to the north. The upper portion of the reef was eroded away to produce the essentially lenticular-shaped exposure of the reef evident today, which has been identified for 28 miles in an east-southeasterly direction and has a maximum width of nearly 4.5 miles near the East Boulder valley.

The PGMs, consisting of palladium, platinum and rhodium, and a small amount of nickel, copper, silver and gold, are concentrated in one principal layer. The J-M Reef appears to form a continuous layer which is exposed from the highest ridges over 9,500 feet above sea level to the deepest valleys almost a mile below the surface of the plateau. Geological and geophysical evidence suggests that the J-M Reef extends downward beyond the limits of currently available mining practice. Geological mapping and gravity surveys also suggest that the dip of the J-M Reef flattens gently and may extend 30 miles or more to the north.

The following table sets forth the Company's proven and probable palladium and platinum ore reserves and platinum and gold equivalent reserves as of December 31, 1997. The reserves reflected below are based on a cut-off grade of 0.40 ounces of palladium plus platinum per ton, and assume the following prices for economic production: $155 and $375 per ounce for palladium and platinum, respectively. Proven and probable reserves are after average mining dilution of 10% at zero grade based on actual mining experience.

The ore reserves were affirmed and verified by Behre Dolbear & Company, Inc. ("Behre Dolbear"), independent consultants, who are experts in mining, geology and ore reserve determination. The Company primarily has utilized Behre Dolbear to carry out independent reviews and inventories of the Company's ore reserves since 1990. The ore reserves have been affirmed and verified by Behre Dolbear in alternating years.

                         PROVEN AND PROBABLE RESERVES*

                                                      DECEMBER 31, 1997
                                                ------------------------------
                                                          AVERAGE    CONTAINED
                                                TONS(1)   GRADE(2)   OUNCES(2)
                                                (000'S) (OUNCES/TON)  (000'S)
                                                ------- ------------ ---------
   Proven Reserves.............................  1,379      0.86       1,184
   Probable Reserves........................... 28,130      0.79      22,183
                                                ------      ----      ------
   Total Proven and Probable Reserves.......... 29,509      0.79      23,367
                                                ------      ----      ------
   Total Platinum Equivalent Proven and
    Probable Reserves(2).......................                       15,462
                                                                      ------
   Total Gold Equivalent Proven and
    Reserves(3)................................                       19,354
                                                                      ------

--------
* Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at the time of determination and is customarily stated in terms of "ore" when dealing with metals. The probable reserves are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are between 50 and 1,000 feet apart. The degree of assurance, although lower than that for proven reserves, is sufficient to predict the geological regularity of the reef between points of observation. See "Risk Factors."
(1) Total proven and probable reserves include 11,510,000 tons in the area of East Boulder. Significant capital investments will be required to access the East Boulder reserves. See "--1998 Expansion Plan."
(2) Expressed as palladium plus platinum ounces per ton at a ratio of 3.3 parts palladium to one part platinum, before processing losses of approximately ten percent (10%).
(3) Platinum and gold equivalent ounces of proven and probable reserves at December 31, 1997 are presented solely for purposes of illustration and are calculated using the London P.M. Fix of $363 per ounce of platinum, $290 per ounce of gold and $203 per ounce of palladium on December 30, 1997.

Reserves are consumed during mining operations and the Company generally replaces reserves by drilling mineralized material on a close-spaced pattern. Prior to establishment as reserves, this mineralized material has been confirmed to contain PGMs but has not yet been established as proven and probable reserves. Because of the expense of the close-spaced drilling necessary to generate proven reserves estimates, the Company generally attempts to establish sufficient reserves to support its mine development objective of approximately 18 months of production.

MINING

The Stillwater Mine accesses only a small segment of the J-M Reef, approximately five miles long, between the elevations of 6,700 and 3,100 feet above sea level. Deep exploration drill holes have confirmed the structure and mineralization of the J-M Reef down to the 2,000-foot elevation, but currently is open at depth to be further verified by additional drilling. Access to the ore at the Stillwater Mine is by means of horizontal adits and drifts driven parallel to the strike of the J-M Reef. Prior to 1994, almost all of the Company's mining activities utilized "cut-and-fill" stoping methods. This method extracts the ore in ten-foot high horizontal cuts. The open space created by the extraction of each cut is filled with waste rock and coarse concentrator tailings and becomes the floor for the next level of mining as the process moves upward.

Since 1994, the Company has introduced two mechanized mining methods: "ramp-and-fill" and "sub-level" stoping. Ramp-and-fill is a mining method in which a succession of horizontal cuts are extracted from the ore body using mobile equipment. Access to the ore body is from ramps driven in or adjacent to the ore body allowing the use of hydraulic drills and load haul dump (LHD) equipment. Sublevel stoping is a mining method in which horizontal slices of the reef are extracted in 30-foot vertical intervals utilizing mobile electric hydraulic long-hole drills and remote control rubber tired LHD's. The reef is mined in a retreat sequence along strike and up dip and mined out areas are filled with development waste. The Company believes that mechanized mining methods are safer, less expensive and more productive than traditional "cut and fill" stoping. Mechanized mining increased from 60% in 1996 to 80% in 1997. Currently, direct costs per ton mined for ramp-and-fill stoping is 40% less than cut-and-fill stoping and is more productive by one ton per man-hour. However, not all areas of the reef are amenable to ramp-and-fill mining, and the Company will continue to select the appropriate mining method on a stope-by-stope basis.

The 1,950-foot vertical shaft, which was commissioned in 1997 as part of the Company's prior expansion program, commenced in 1994, to double output from 1,000 TPD to 2,000 TPD (the "1994 Expansion Plan"), was sunk adjacent to the concentrator. Development is continuing on two levels at 3,200 and 3,800 feet above sea level, both of which are only accessible for the shaft. The crushing station was commissioned during 1997 and is located on the 3,100-foot level. All ore hoisted up the shaft is crushed. The commissioning of the production shaft and underground crushing station has reduced haulage time and costs, improved the material handling of ore and waste and improved the grinding capabilities of the concentrator. During the fourth quarter of 1997, approximately 56% of ore production was crushed and hoisted up the shaft. The Company expects this percentage to increase as more stopes are developed off the shaft. The portion of waste that cannot be used for backfill in underground excavations is hauled to the surface or hoisted up the shaft, depending on its location, and used in the rock embankment of the tailings dam or is placed in the permitted waste disposal site.

PRODUCTION

During 1997, the Company produced 355,000 ounces of palladium and platinum, up from 255,000 ounces in 1996. In the fourth quarter of 1997, the Company attained its 1994 Expansion Plan production goals: by increasing production by 46% from approximately 1,370 TPD in the fourth quarter of 1996 to approximately 2,000 TPD in the fourth quarter of 1997. Variations in production above and below 2,000 TPD can be expected in future periods. In conjunction with the 1994 Expansion Plan, the Company invested in new mobile mining equipment, reduced the number of sizes and types of equipment used in the mine, formed an additional maintenance crew to permit maintenance activities to be carried out on a 24-hour, seven day per week basis and constructed additional surface facilities.

The 1994 Expansion Plan began to impact positively the Company's cash costs of production in 1996. Cash costs of production were $215 per ounce in 1995, $184 per ounce in 1996 and $174 per ounce in 1997. During 1994 through 1997, the Company's total capital expenditures for the expansion of the Stillwater Mine and facilities were approximately $70 million, excluding capital costs for sustaining and rehabilitating the existing mine.

The Company has announced plans to triple production over five years. See "-- 1998 Expansion Plan."

CONCENTRATION

The Company maintains a concentrator plant adjacent to the Stillwater Mine. Ore is defined as material with a PGM content above a 0.40 cut-off grade. Ore is fed into the concentrator, mixed with water and ground to a slurry in a mill circuit to liberate the PGM-bearing sulfide minerals from the rock matrix. Various reagents are added to the slurry to separate the valuable sulfides from the waste rock in a flotation circuit. In the flotation circuit, the sulfide minerals are floated, recycled, reground and refloated to produce a concentrate suitable for further processing. The flotation concentrate, which represents approximately 1% of the original ore weight, is filtered, dried and transported in trailers approximately 46 miles to the Company's metallurgical complex in Columbus, Montana. Approximately 60% of the material discarded from this process is used for backfill in the mine, with the balance stored in an onsite tailings containment area.

As part of the 1994 Expansion Plan, the capacity of the concentrator was expanded with the addition of a large ball mill grinding unit, additional flotation capacity and ancillary equipment.

During 1997, the Company continued to improve the recovery performance from the new flotation circuit. Recovery improved to 90% at December 31, 1997 from 86% at December 31, 1996. During the first half of

1998, the Company installed twenty additional 300 cubic foot flotation cells, which helped to increase the concentrator's recovery to approximately 92%. These cells also increased the concentrate grade, which should result in potential cost reductions in downstream processing.

Currently, the concentrator has a capacity of 2,000 TPD. In the first half of 1998, the Company modified the concentrator by installing metal lifters and grates in the semi-autogenous (SAG) grinding mill and installing a particle size monitor (PSM), to control the particle size in the grinding circuit. The PSM provides a more uniform sized product for the flotation circuit and reduces labor requirements. The Company expects that the modification of the SAG mill and the installation of the PSM should provide the concentrator with increased capacity.

In 1996, the Company submitted an application to the Montana Department of Environmental Quality requesting an amendment to its Operating Permit. The Company's proposal contemplates the construction of a lined tailings impoundment that would serve the Stillwater Mine for the next thirty years.

SMELTING

The Company's metallurgical complex is located in Columbus, Montana, and consists of the precious metals smelter and base metals refinery (BMR). Concentrate from the mine site is fed to a 1.5 megawatt electric furnace, where it is melted and separated into a silica oxide rich slag and a PGM rich furnace matte. The slag is drained through the side of the furnace, cooled and provided to outside parties for use as road base. PGM matte is tapped from the furnace and granulated.

The furnace matte is remelted in one of two top blown rotary converters (TBRC), which separate iron from the matte. The converter matte is poured from the TBRC, granulated and transferred to the BMR in two ton bags. The matte, approximately 10% of the original smelter feed weight, is primarily copper and nickel sulfides containing about 2% PGMs.

The gases released from the smelting operations are routed through a gas/liquid scrubbing system, which removes approximately 99.8% of the sulfur dioxide. Spent scrubbing solution is treated in a process that converts the sulfur dioxide to gypsum, or calcium sulfate, and regenerates clean scrubbing solution. The gypsum is used by local farmers as a soil amendment.

The smelter's expansion was completed in 1997, increasing the daily smelting capacity from 22 TPD to 32 TPD. Feed and power control systems for the existing furnace were modified, a second TBRC was added and the gas handling and solution regeneration systems were upgraded. Additionally during 1997, the furnace was rebricked, a process that occurs every two to three years. The furnace modifications resulted in significant power savings due to increased efficiency. At 2,000 TPD of mine production, the smelter processes approximately 25-30 TPD of concentrate.

REFINING

In 1996, the Company constructed and commissioned the BMR, which utilizes the patented Sherritt Process, whereby sulfuric acid is used to dissolve the nickel, copper, cobalt and iron from the smelter matte. This process upgrades the smelter product over 25-30 times (from 2% Pd+Pt to 55-60% Pd+Pt). The BMR has a capacity equivalent to more than 4,000 tons per day of mine production. The present plant now operates two shifts per day, five days per week.

The iron is precipitated out of the solution and returned to the smelter to be processed and removed in the slag. The dissolved nickel, copper and cobalt is shipped via truck, as a sulfate solution, to an outside refiner located in Canada. The Company is paid for a portion of the nickel and cobalt content of the solution. During the first half of 1998, the Company began construction of a copper/nickel refinery to process the sulfate solution.

The resulting PGM rich filter cake is shipped to third party refiners and is returned to the account of the Company after approximately 30 days as 99.95% PGM sponge. The Company pays the third party refiners a refining charge in United States dollars per ounce for the toll processing of the BMR filter cake.

SECONDARY MATERIALS PROCESSING

A sampling facility for secondary materials was completed in late 1997. The facility was designed to accept spent catalysts that can be crushed and added to the electric furnace. Several test lots were processed during 1997, and it was determined that spent auto catalysts are suitable for processing at the Company's facilities. Processing of secondary materials was suspended in mid-1997 to assess the results of the test lots and to improve the performance of the system. The Company expects to process shipments of spent auto catalysts during 1998.

EXPLORATION ACTIVITIES

Major portions of the J-M Reef have yet to be exposed to drilling and development sufficient to allow for the delineation of additional reserves. However, given the magnitude of its current proven and probable reserves, the Company's exploration activities are limited. The Company's current plans are to continue to focus on its current PGM reserves at the Stillwater Mine and East Boulder Project rather than exploring for or attempting to acquire additional developed or undeveloped ore reserves. Consequently, exploration does not represent a significant expenditure for the Company.

1998 EXPANSION PLAN

Investors are encouraged to refer to the accompanying Prospectus Supplement for more current information concerning the 1998 Expansion Plan.

The Company has adopted a long-term goal to triple production in five years and is currently establishing the steps necessary to achieve this goal. The two key components include increasing output at the Stillwater Mine from 2,000 to 3,000 TPD and moving the East Boulder Project through development and into production. Detailed engineering is underway and a comprehensive plan for the expansion, including a timetable for construction and a cost estimate, is expected in the second half of 1998. The Company continues to refine its preliminary cost estimate of $325 million for the 1998 Expansion Plan, including $75 million for expansion of the Stillwater Mine and $250 million for development of the East Boulder Project.

EXPANSION AT STILLWATER MINE. An engineering study on the expansion of the Stillwater Mine was completed by MRDI Canada in the second quarter of 1998. The MRDI study, in addition to the Company's internal analysis, indicates the most economically attractive alternative is to expand the current mill throughput at the Stillwater Mine from 2,000 to 3,000 tons per day and to develop simultaneously the East Boulder project. Detailed engineering is underway, and a comprehensive plan for the expansion including a timetable for construction and a cost estimate is expected in the second half of 1998. When completed, incremental production from the Stillwater expansion is expected to be in the range of 250,000 ounces of palladium and platinum.

DEVELOPMENT OF THE EAST BOULDER PROJECT. The East Boulder Project provides western access to the J-M Reef, from Sweet Grass County, Montana, and is the second fully permitted access to the J-M Reef. In 1996, the Company began work on the initial exploration phase of the East Boulder Project, including site preparation, construction of a power line and procurement of a tunnel boring machine ("TBM"). During 1996, the Company invested $7.8 million in the East Boulder Project. These capital investments were primarily for construction of the TBM and providing electrical power supply to the mine portal site. In October 1996, the project was deferred, primarily due to a downturn in palladium and platinum prices. However, permitting and environmental activities continued at the East Boulder Project with approximately $1.1 million expended during 1997. In November 1997, with the achievement of the 1994 Expansion Plan's production goals and higher prices for palladium and platinum, the Company restarted the East Boulder Project. The TBM, which will provide access to the western section of the J-M Reef, was completed in the second quarter of 1998 and development work began in the second quarter of 1998. Independent contractors have been engaged to work with the Company to drive the 18,500-foot long, 15-foot diameter tunnel. This is expected to take approximately 18 months and cost approximately $20 million. During this period, the Company will complete its engineering and cost estimate for the East Boulder Project. The Company will proceed with further development of the East Boulder Project as engineering is completed and the grade and continuity of the reef have been confirmed. A preliminary feasibility study, completed in 1992, estimated the total cost of the project to be $250 million, including $50 million for contingencies.

                        DESCRIPTION OF DEBT SECURITIES

The Convertible Debt Securities may be issued from time to time in one or more series under an indenture between the Company, as issuer, and the trustee specified in the applicable Prospectus Supplement. The following statements with respect to the Convertible Debt Securities are subject to the detailed provisions of the indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the indenture (or the form of security contained therein if so specified) and, whenever any particular provision of the indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

The Convertible Debt Securities will constitute either indebtedness designated as Senior Indebtedness ("Senior Debt Securities"), indebtedness designated as Senior Subordinated Indebtedness ("Senior Subordinated Debt Securities") or indebtedness designated as Subordinated Indebtedness ("Subordinated Debt Securities"). Senior Debt Securities, Senior Subordinated Debt Securities and Subordinated Debt Securities will each be issued under a separate indenture (individually an "Indenture" and collectively the "Indentures") to be entered into prior to the issuance of such Convertible Debt Securities. The Indentures will be substantially identical, except for provisions relating to subordination. See "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities." There will be a separate trustee (individually a "Trustee" and collectively the "Trustees") under each Indenture. Information regarding the Trustee under an Indenture will be included in any Prospectus Supplement relating to the Convertible Debt Securities issued thereunder.

The particular terms of each series of Convertible Debt Securities, as well as any modification or addition to the general terms of the Convertible Debt Securities as herein described, which may be applicable to a particular series of Convertible Debt Securities, will be described in the Prospectus Supplement relating to such series of Convertible Debt Securities and set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Convertible Debt Securities, reference must be made to both the Prospectus Supplement relating to such series and to the description of Convertible Debt Securities set forth in this Prospectus.

GENERAL

The Convertible Debt Securities offered pursuant to this Prospectus will be limited to $200,000,000 aggregate principal amount (or (i) its equivalent (based on the applicable exchange rate at the time of sale), if Convertible Debt Securities are issued with principal amounts denominated in one or more foreign currencies, composite currencies or currency units as shall be designated by the Company, or (ii) such greater amount, if Convertible Debt Securities are issued at an original issue discount, as shall result in aggregate proceeds of $200,000,000 to the Company). The Indenture provides that additional convertible debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by the Company's Board of Directors or any duly authorized committee thereof. So long as a single Trustee is acting for the benefit of the holders of all the Convertible Debt Securities offered hereby and any such additional convertible debt securities issued under the Indenture, the Convertible Debt Securities and any such additional convertible debt securities are herein collectively referred to as the "Indenture Securities." The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and the trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as trustee. If there is more than one Trustee acting for different series of Indenture Securities, then those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate Indenture.

The applicable Prospectus Supplement will set forth a description of the particular series of Convertible Debt Securities being offered thereby, including but not limited to: (1) the designation or title of such Convertible Debt Securities; (2) the aggregate principal amount of such Convertible Debt Securities; (3) the percentage of their principal amount at which such Convertible Debt Securities will be offered; (4) the date or dates on which the principal of such Convertible Debt Securities will be payable and on which such Convertible Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) at which such Convertible Debt Securities shall bear interest, or the method of determination of such rate or rates at which such Convertible Debt Securities shall bear interest, if any; (6) the date or dates from which interest will accrue or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the currencies or currency units in which such Convertible Debt Securities are issued or payable; (8) the terms for redemption, extension or early repayment of such Convertible Debt Securities, if any; (9) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Convertible Debt Securities are authorized to be issued; (10) the terms and conditions upon which conversion will be effected, including the conversion price, the conversion period and other conversion provisions; (11) the provisions for a sinking fund, if any; (12) whether such Convertible Debt Securities are issuable as a Global Security or Securities; (13) any index or formula to be used to determine the amount of payments of principal, premium, if any, and interest on such Convertible Debt Securities, and any commodities, currencies, currency units or indices, or value, rate or price, relevant to such determination; (14) if the principal of, premium, if any, or interest on such Convertible Debt Securities is to be payable, at the election of the Company or a Holder thereof, in one or more currencies or currency units other than that or those in which such Convertible Debt Securities are stated to be payable, the currencies or currency units in which payment of the principal of, premium, if any, and interest on such Convertible Debt Securities as to which election is made shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (15) if other than the principal amount thereof, the portion of the principal amount of such Convertible Debt Securities of the series which will be payable upon acceleration of the Maturity thereof; (16) whether such Convertible Debt Securities are subordinate in right of payment to any Senior Indebtedness of the Company and, if so, the terms and conditions of such subordination and the aggregate principal amount of such Senior Indebtedness outstanding as of a recent date; (17) any covenants to which the Company may be subject with respect to such Convertible Debt Securities; (18) the applicability of the provisions described under "Defeasance" below; (19) United States income tax consequences, if any; (20) the provisions for the payment of additional amounts with respect to any withholding taxes in certain cases; (21) any term or provision relating to such Convertible Debt Securities which is not inconsistent with the provisions of the Indenture; (22) the Trustee; and (23) any other special terms pertaining to such Convertible Debt Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Convertible Debt Securities will not be listed on any securities exchange.

One or more series of Convertible Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Any material federal income tax consequences and other special considerations with respect to any series of Convertible Debt Securities will be described in the Prospectus Supplement relating to any such series of Convertible Debt Securities.

If the purchase price of any series of Convertible Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units or if the principal of, premium, if any, and interest on any series of Convertible Debt Securities are payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such series of Convertible Debt Securities will be set forth in the applicable Prospectus Supplement.

Convertible Debt Securities may be issued from time to time with payment terms which are calculated by reference to the value, rate or price of one or more commodities, currencies, currency units or indices. Holders of such Convertible Debt Securities may receive a principal amount (including premium, if any) on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal (including premium, if any) or interest otherwise payable on such dates, depending upon the value, rate or price on the applicable dates of the applicable currency, currency unit, commodity or index. Information as to the methods for determining the amount of principal, premium, if any, or interest payable on any date, the currencies, currency units, commodities or indices to which the amount payable on such date is linked and any additional tax considerations will be set forth in the applicable Prospectus Supplement.

Except as may be set forth in the applicable Prospectus Supplement, Holders of Convertible Debt Securities will not have the benefit of any specific covenants or provisions in the applicable Indenture or such Convertible Debt Securities in the event that the Company engages in or becomes the subject of a highly leveraged transaction, other than the limitations on mergers, consolidations and transfers of substantially all of the Company's properties and assets as an entirety to any person as described below under "Consolidation, Merger and Sale of Assets."

The Convertible Debt Securities will be general unsecured obligations of the Company.

Except as otherwise provided in the applicable Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by the Company in New York, New York, except that at the option of the Company interest may be paid by check mailed to the person entitled thereto.

The Convertible Debt Securities will be issued only in fully registered form without coupons and may be presented for the registration of transfer or exchange at the corporate trust office of the Trustee. Not all Convertible Debt Securities of any one series need be issued at the same time, and, unless otherwise provided, a series may be reopened for issuances of additional Convertible Debt Securities of such series.

SENIOR DEBT SECURITIES

The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated debt of the Company and senior to the Senior Subordinated Debt Securities and Subordinated Debt Securities.

SUBORDINATION OF SENIOR SUBORDINATED DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

The payment of the principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and the Subordinated Debt Securities will, to the extent set forth in the respective Indentures and Indenture Supplements governing such Senior Subordinated Debt Securities and Subordinated Debt Securities, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. In the event of the acceleration of the maturity of any Senior Subordinated Debt Securities or Subordinated Debt Securities, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, will be entitled to receive any payment upon the principal of, premium, if any, or interest on such Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be. No payments on account of principal, premium, if any, or interest in respect of the Senior Subordinated Debt Securities or Subordinated Debt Securities may be made if there shall have occurred and be continuing in a default in the payment of principal of (or premium, if any) or interest on any Senior Indebtedness beyond any applicable grace period, or a default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceedings shall be pending with respect to any such default. For purposes of the subordination provisions, the payment, issuance or delivery of cash, property or securities

(other than stock, and certain subordinated securities, of the Company) upon conversion or exchange or a Senior Subordinated Debt Security or Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Senior Subordinated Debt Security or Subordinated Debt Security, as the case may be.

By reason of such provisions, in the event of insolvency, holders of Senior Subordinated Debt Securities and Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness with respect thereto.

The term "Senior Indebtedness," when used with respect to any series of Senior Subordinated Debt Securities or Subordinated Debt Securities, is defined to include all amounts due on and obligations in connection with any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, assumed, guaranteed or otherwise created (including, without limitation, interest accruing on or after a bankruptcy or other similar event, whether or not an allowed claim therein):

  (a) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company for money borrowed or evidenced by bonds, debentures, notes or similar instruments;

  (b) reimbursement obligations and other liabilities (contingent or otherwise) of the Company with respect to letters of credit or bankers' acceptances issued for the account of the Company and interest rate protection agreements and currency exchange or purchase agreements;

  (c) obligations and liabilities (contingent or otherwise) of the Company related to capitalized lease obligations;

  (d) indebtedness, obligations and other liabilities (contingent or otherwise) of the Company related to agreements or arrangements designed to protect the Company against fluctuations in commodity prices, including without limitation, commodity futures contracts or similar hedging instruments;

  (e) indebtedness of others of the kinds described in the preceding clauses
      (a) through (d) that the Company has assumed, guaranteed or otherwise assured the payment of, directly or indirectly;

  (f) indebtedness of another Person of the type described in the preceding clauses (a) through (e) secured by any mortgage, pledge, lien or other encumbrance on property owned or held by the Company; and

  (g) deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability described in the preceding clauses (a) through (f) whether or not there is any notice to or consent of the Holders of such series of Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be; except that, with respect to the Senior Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Senior Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Senior Subordinated Debt Securities and, with respect to Subordinated Debt Securities, any particular indebtedness, obligation, liability, guaranty, assumption, deferral, renewal, extension or refunding shall not constitute "Senior Indebtedness" if it is expressly stated in the governing terms, or in the assumption or guarantee, thereof that the indebtedness involved is not senior in right of payment to the Subordinated Debt Securities or that such indebtedness is pari passu with or junior to the Subordinated Debt Securities.

In certain circumstances, such as the bankruptcy or insolvency of the Company, bankruptcy or insolvency legislation may be applicable and the application of such legislation may lead to different results with respect to, for example, payments to be made to Holders of Convertible Debt Securities, or priorities between Holders of the Convertible Debt Securities and holders of Senior Indebtedness, than those provided for in the applicable Indenture.

If this Prospectus is being delivered in connection with a series of Senior Subordinated Debt Securities or Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the Company's most recent fiscal quarter.

FORM, EXCHANGE, REGISTRATION, CONVERSION, TRANSFER AND PAYMENT

Unless otherwise indicated in the applicable Prospectus Supplement, the Convertible Debt Securities will be issued only in fully registered form in denominations of U.S.$1,000 or integral multiples thereof. Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest on the Convertible Debt Securities will be payable, and the exchange, conversion and transfer of Convertible Debt Securities will be registerable, at the office or agency of the Company maintained for such purposes. No service charge will be made for any registration of a transfer or exchange of the Convertible Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

All monies paid by the Company to a Paying Agent for the payment of principal of, premium, if any, or interest on any Convertible Debt Security which remain unclaimed for two years after such principal, premium or interest has become due and payable may be repaid to the Company and thereafter the holder of such Convertible Debt Security may look only to the Company for payment thereof.

EVENTS OF DEFAULT

The following will be Events of Default under the Indenture with respect to Convertible Debt Securities of any series: (a) failure to pay principal (or premium, if any) on any Convertible Debt Security of that series at its maturity, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (b) failure to pay any interest on any Convertible Debt Security of that series when due, continued for 30 days, whether or not such failure is a result of the subordination provisions of the Indenture with respect to such series; (c) failure to make any sinking fund payment, when due, in respect of any Convertible Debt Security of that series; (d) failure to perform any other covenant of the Company in the applicable Indenture or any other covenant to which the Company may be subject with respect to Convertible Debt Securities of that series (other than a covenant solely for the benefit of a series of Convertible Debt Securities other than that series), continued for 90 days after written notice as provided in the applicable Indenture; (e) failure to pay when due on final maturity (after the expiration of any applicable grace period), or upon acceleration, any indebtedness for money borrowed by the Company in excess of U.S. $10 million; (f) certain events of bankruptcy, insolvency or reorganization; and
(g) any other Event of Default provided with respect to Convertible Debt Securities of that series.

If an Event of Default with respect to outstanding Convertible Debt Securities of any series shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Convertible Debt Securities of that series, by notice as provided in the applicable Indenture, may declare the principal amount (or, if the Convertible Debt Securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all Convertible Debt Securities of that series to be due and payable immediately, except that upon the occurrence of an Event of Default specified in (f) above, the principal amount (or in the case of original issue discount securities, such portion) of all Convertible Debt Securities shall be immediately due and payable without notice. However, at any time after a declaration of acceleration with respect to Convertible Debt Securities of any series has been made, but before judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

The Indentures will provide that, subject to the duty of the respective Trustees thereunder during an Event of Default to act with the required standard of care, each such Trustee will be under no obligation to exercise any of its rights or powers under the respective Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to such Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the applicable Trustee, the Holders of a majority in principal amount of the outstanding Convertible Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or to exercise any trust or power conferred on such Trustee, with respect to the Convertible Debt Securities of that series.

No Holder of a Convertible Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture or for any remedy thereunder, unless such Holder shall have previously given to the applicable Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Convertible Debt Securities of the same series shall have made written requests, and offered reasonable indemnity, to such Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Convertible Debt Securities of the same series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Convertible Debt Security for enforcement of payment of the principal of and interest on such Convertible Debt Security on or after the respective due dates expressed in such Convertible Debt Security.

The Company will be required to furnish to the Trustees annually a statement as to the performance by the Company of its obligations under the respective Indentures and as to any default in such performance.

MODIFICATION AND WAIVER

Without the consent of any Holder of outstanding Convertible Debt Securities, the Company and the Trustees may amend or supplement the Indentures or the Convertible Debt Securities to cure any ambiguity, defect or inconsistency, or to make any change that does not adversely affect the rights of any Holder of Convertible Debt Securities. Other modifications and amendments of the respective Indentures may be made by the Company and the applicable Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Convertible Debt Securities of each series affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Convertible Debt Security affected thereby: (a) change the stated maturity of the principal of, or any installment of principal of, or premium, if any, or interest on any Convertible Debt Security; (b) reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any Convertible Debt Security; (c) reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof; (d) change the place or currency of payment of principal of, premium, if any, or interest on any Convertible Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Convertible Debt Security on or after the stated maturity or redemption date thereof; (f) modify the conversion provisions in a manner adverse to the Holders thereof;
(g) modify the subordination provisions applicable to Senior Subordinated Debt Securities or Subordinated Debt Securities in a manner adverse to the Holders thereof; (h) reduce the percentage in principal amount of outstanding Convertible Debt Securities of any series, the consent of the Holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults or (i) modify any of the provisions of certain sections as specified in the Indenture including the provisions summarized in this paragraph, except to increase any such percentage or to designate additional provisions of the Indenture, which, with respect to such series, cannot be modified or waived without the consent of the Holder of each outstanding Convertible Debt Security affected thereby.

The Holders of at least a majority in principal amount of the outstanding Convertible Debt Securities of any series may, on behalf of the Holders of all Convertible Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain covenants of the applicable Indenture. The Holders of not less than a majority in principal amount of the outstanding Convertible Debt Securities of any series may, on behalf of the Holders of all Convertible Debt Securities of that series, waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of, premium, if any, or interest on, any Convertible Debt Security of that series or in respect of a provision which under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Convertible Debt Security of that series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The Company, without the consent of any Holders of any series of outstanding Convertible Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety (treating the Company and each of its Subsidiaries as a single consolidated entity) to, any corporation, and any other corporation may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, the Company, provided that (a) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or which acquires or leases the assets of the Company substantially as an entirety is organized and existing under the laws of the United States of America, a state thereof or the District of Columbia, and assumes the Company's obligations under each series of outstanding Convertible Debt Securities and the Indentures applicable thereto; (b) the Trustee is satisfied that the transaction will not result in the successor being required to make any deduction or withholding on account of certain taxes from any payments in respect of the Securities; (c) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (d) the Trustee shall have received an officer's certificate and an opinion of counsel with respect to compliance with the foregoing requirements.

DEFEASANCE

If so indicated in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of a series, the Company at its option will be released from its obligations to comply with certain covenants specified in the applicable Prospectus Supplement with respect to the Convertible Debt Securities of such series, and the occurrence of an event described in clause
(d) under "Events of Default" above with respect to any defeased covenants, and clauses (e) and (g) under "Events of Default" above shall no longer be an Event of Default, if the Company irrevocably deposits with the applicable Trustee, in trust, money, government obligations of the government issuing the currency in which the Convertible Debt Securities of the relevant series are denominated, or a combination thereof that through the payment of interest thereon and principal thereof in accordance with the terms will provide money in an amount sufficient to pay all the principal of and premium, if any, and interest on the Securities of such series on the dates such payments are due (up to the stated maturity date, or the redemption date, as the case may be) in accordance with the terms of such Convertible Debt Securities. Such a trust may only be established if, among other things, (a) no Event of Default described under "Events of Default" above or event that, after notice or lapse of time, or both, would become an Event of Default under the applicable Indenture, shall have occurred and be continuing on the date of such deposit, or, with regard to an Event of Default described under clause (f) under "Events of Default" above or an event that, after notice or lapse of time, or both, would become an Event of Default described under such clause (f), shall have occurred and be continuing at any time during the period ending on the 123rd day following such date of deposit, (b) the Company shall have delivered an opinion of counsel to the effect that the Holders of the Convertible Debt Securities will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred, and (c) such covenant defeasance will not result in the trust being in violation of the Investment Company Act of 1940. In the event the Company omits to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Convertible Debt Securities of any series as described above and the Convertible Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the applicable Trustee may be insufficient to pay amounts due on the Convertible Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect to such payments.

Notwithstanding the description set forth under "Subordination of Senior Subordinated Debt Securities and Subordinated Debt Securities" above, in the event that the Company deposits money or government obligations in compliance with the Indenture that governs any Senior Subordinated Debt Securities or Subordinated Debt Securities, as the case may be, in order to defease all or certain of its obligations with respect to the applicable series of Convertible Debt Securities, the money or government obligations so deposited will not be subject to the subordination provisions of the applicable Indenture and the indebtedness evidenced by such series of Convertible Debt Securities will not be subordinated in right of payment to the holders of applicable Senior Indebtedness to the extent of the money or government obligations so deposited.

GOVERNING LAW

The Indentures and the Convertible Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEES

The Indenture contains certain limitations on the right of each Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in certain other transactions with the Company; however, if the Trustee acquires any conflicting interest and there is a default under the Convertible Debt Securities issued under the applicable Indenture, the Trustee must eliminate such conflict or resign.

BOOK-ENTRY SYSTEM

The Convertible Debt Securities of a Series may be issued in the form of one or more global certificates representing the Convertible Debt Securities (the "Global Securities") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement and will be registered in the name of the Depository or a nominee thereof. In such a case one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Convertible Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Convertible Debt Securities in definitive certificated form, a Global Security may be transferred, in whole but not in part, only to another nominee of the Depository for such series, or to a successor Depository for such series selected or approved by the Company, or to a nominee of such successor Depository.

The specific depository arrangement with respect to any series of Convertible Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depository arrangements.

Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depository for such Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Convertible Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Convertible Debt Securities or by the Company, if such Convertible Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Global Security or by its nominee. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to own, pledge or transfer beneficial interests in such Global Securities.

So long as the Depository for a Global Security, or its nominee, is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Convertible Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Global Security will not be entitled to have Convertible Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Convertible Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Convertible Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Global Security.

The Company expects that the Depository for any Convertible Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest in respect of such Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street names," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. If the Depository for any Convertible Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depository or ceases to be registered or in good standing under the Securities Exchange Act of 1934, as amended, and a successor Depository is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such condition, the Company will issue such Convertible Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Convertible Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Convertible Debt Securities of such series in definitive certificated form in exchange for all of the Global Security or Securities representing such Convertible Debt Securities.

7% CONVERTIBLE SUBORDINATED NOTES DUE 2003

In 1996, the Company sold $51.5 million of 7% Convertible Subordinated Notes Due 2003 (the "Notes"), maturing on May 1, 2003. The Notes are unsecured, subordinated obligations and will be redeemable, in whole or in part, at the option of the Company beginning on May 1, 1999. The Notes are convertible, subject to prior redemption or repurchase, at the option of holders prior to maturity, into shares of the Company's common stock at a conversion price of $26.80 per share.

                         DESCRIPTION OF PREFERRED STOCK

The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

The summary of the terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's articles of Incorporation relating to each series of Preferred Stock, which will be filed as an exhibit to or incorporated by reference in this Prospectus at or prior to the time of issuance of any such series of Preferred Stock.

The board of Directors of the company is authorized to approve the issuance of one or more series of Preferred Stock without further authorization of the stockholders of the company and to fix the number of shares, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable Prospectus Supplement will set forth the number of shares, particular designation, relative rights and preferences and the limitations of any series of Preferred Stock in respect of which this Prospectus is deliverer. The particular terms of any such series will include the following:

  (i) the maximum number of shares to constitute the series and the designation thereof;

  (ii) the annual dividend rate, if any, on shares of the series, whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, whether dividends will be cumulative and whether such dividends shall be paid in cash, Common Stock or otherwise;

  (iii) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which the shares of the series may be redeemed, including the time during which shares of the series may be redeemed and any accumulated dividends thereon that the holders of shares of the series shall be entitled to receive upon the redemption thereof;

  (iv) the liquidation preference, if any, applicable to shares of the series;

  (v) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of the shares of the series for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund;

  (vi) the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or any series of any other class or classes, or of any other series of the same class, including the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

  (vii) the voting rights, if any, of the shares of the series;

  (viii) the currency or units based on or relating to currencies in which such series is denominated and/or in which payments will or may be payable;

  (ix) the methods by which amounts payable in respect of such series may be calculated and any commodities, currencies or indices, or price, rate or value, relevant to such calculation;

  (x) any other preferences and relative, participating, optional or other rights or qualifications, limitations or restrictions thereof.

Any material United States or Canadian federal income tax consequences and other special considerations with respect to any offered shares of Preferred Stock will be described in the Prospectus Supplement relating to the offering and sale of such shares of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of Deposit Agreement and Depositary Receipts relating to each series of the Preferred Stock which have been or will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock.

GENERAL

The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock, rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares, each of which will represent a fractional interest (to be set forth in the Prospectus Supplement relating to a particular series of the Preferred Stock which will be filed with the Commission at or prior to the time of the offering of such series of the Preferred Stock as described below).

The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust Company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

VOTING THE PREFERRED STOCK

Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

The form of Depositary Receipt evidencing the Depositary Shares and the provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and aversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. A Deposit Agreement may be terminated by the Company or the Depositary only if
(i) all outstanding Depositary Shares relating thereto have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

CHARGES OF DEPOSITARY

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

MISCELLANEOUS

The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the Preferred Stock.

Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF DEPOSITARY

The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

The Company may issue Warrants to purchase shares of Common Stock, shares of Preferred Stock or Debt Securities. Warrants may be issued, subject to regulatory approvals, independently or together with any Common Stock, Preferred Stock or Debt Securities, as the case may be, and may be attached to or separate from such Common Stock, Preferred Stock or Debt Securities. Each series of Warrants will be issued under a separate warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the following terms of any Warrants in respect of which this Prospectus is delivered: (i) the title of such Warrants; (ii) a description of the securities (which may include shares of Common Stock, shares of Preferred Stock or Debt Securities) for which such Warrants are exercisable; (iii) the price or prices at which such Warrants will be issued; (iv) the periods during which the Warrants are exercisable; (v) the number of shares of Common Stock or Preferred Stock or the amount of Debt Securities for which each Warrant is exercisable; (vi) the exercise price for such Warrants, including any changes to or adjustments in the exercise price;
(vii) the currency or currencies, including composite currencies, in which the exercise price of such Warrants may be payable; (viii) if applicable, the designation and terms of the shares of Preferred Stock with which such Warrants are issued; (ix) if applicable, the terms of the Debt Securities with which such Warrants are issued; (x) if applicable, the number of Warrants issued with each share of Common Stock or Preferred Stock or Debt Security; (xi) if applicable, the date on and after which such Warrants and the related shares of Common Stock or Preferred Stock or Debt Securities will be separately transferable; (xii) if applicable, a discussion of certain United States federal income tax considerations; (xiii) any listing of the Warrants on a securities exchange; and (xiv) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                          DESCRIPTION OF CAPITAL STOCK

The Company is authorized by its Certificate of Incorporation to issue 50.0 million shares of Common Stock and 1.0 million shares of Preferred Stock. As of April 21, 1998 there were 20,485,050 shares of Common Stock issued and outstanding and no shares of the Preferred Stock issued and outstanding.

COMMON STOCK

A summary of the terms and provisions of the Common Stock is set forth below.

Dividends. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor, provided that if any shares of Preferred Stock, issued under this Prospectus and any accompanying Prospectus Supplement, or any other shares of preferred stock are at the time outstanding, the payment of dividends on Common Stock or other distributions (including Company repurchases of Common Stock) will be subject to the declaration and payment of all cumulative dividends on outstanding shares of the Preferred Stock, and any Preferred Stock issued under this Prospectus and any accompanying Prospectus Supplement and any other shares of preferred stock which are then outstanding.

Liquidation. In the event of the dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to share ratably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, and the payment of the aggregate liquidation preference of the Preferred Stock, and any Preferred Stock issued under this Prospectus and any accompanying Prospectus Supplement and any other shares of preferred stock then outstanding.

Voting. The Company's stockholders are entitled to one vote for each share on all matters voted on by stockholders, including election of directors. Shares of Common Stock held by the Company or any entity controlled by the Company do not have voting rights and are not counted in determining the presence of a quorum. Directors are elected annually. Holders of Common Stock have no cumulative voting rights.

No Other Rights. The holders of Common Stock do not have any conversion, redemption or preemptive rights.

Transfer Agent. The transfer agents for the Common Stock are Harris Trust and Savings Bank, 1601 Elm Street, Thanksgiving Tower, Suite 2320, Dallas, Texas 75201.

Listing. Shares of the Company's outstanding Common Stock are listed on the AMEX.

PREFERRED STOCK

The Company's Certificate of Incorporation currently authorizes the issuance of 1,000,000 shares of Preferred Stock, par value $.01 per share, issuable in series, the designations, the relative rights and preferences and the limitations of any such series. No shares of Preferred Stock have been issued prior to the filing of this Prospectus.

RIGHTS AGREEMENT

In October 1995, the Board of Directors of the Company adopted a Rights Agreement under which Stillwater shareholders of record as of November 15, 1995 received a dividend in the form of Preferred Stock Purchase Rights (the "Rights"). The Rights permit the holder to purchase one one-thousandth of a share (a unit) of Series A Preferred Stock at an initial exercise price of $80 per share under certain circumstances. The purchase price, the number of units of Preferred Stock and the type of securities issuable upon exercise of the Rights are subject to adjustment. The Rights expire on October 26, 2005 unless earlier redeemed or exchanged. Until a Right is exercised, the holder thereof has no rights as a shareholder of the Company, including the right to vote or receive dividends. Subject to certain conditions, the Rights become exercisable ten business days after a person or group acquires or commences a tender or exchange offer to acquire a beneficial ownership of 15% or more of the Company's outstanding common stock.

                              PLAN OF DISTRIBUTION

The Company and the Selling Shareholders may offer Securities to or through underwriters, through agents or directly to other purchasers.

The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered therein.

The Company and the Selling Shareholders may sell Securities directly, through agents designated from time to time, through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. Each Prospectus Supplement will set forth the terms of the Securities to which such Prospectus Supplement relates, including the name or names of any underwriters or agents with whom the Company or the Selling Shareholders have entered into arrangements with respect to the sale of such Securities, the public offering or purchase price of such Securities and the net proceeds to the Company or the Selling Shareholders from such sale, any underwriting discounts and other items constituting underwriters' compensation, any discounts and commissions allowed or paid to dealers, if any, any commissions allowed or paid to agents, and the securities exchange or exchanges, if any, on which such Securities will be listed. Dealer trading may take place in certain of the Securities, including Securities not listed on any securities exchange.

Securities may be purchased to be reoffered to the public through underwriting syndicates led by one or more managing underwriters, or through one or more underwriters acting alone. The underwriter or underwriters with respect to each underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent and each of the underwriters with respect to a sale of Securities will be obligated to purchase all of its Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be offered and sold by the Company and the Selling Shareholders through agents designated by the Company or the Selling Shareholders, as applicable, from time to time. Any agent involved in the offer and sale of any Securities will be named, and any commissions payable by the Company or the Selling Shareholders, as applicable, to such agent will be set forth, in the Prospectus Supplement relating to such offering. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Offers to purchase Securities may be solicited directly by the Company or the Selling Shareholders and sales thereof may be made by the Company or the Selling Shareholders, as applicable, directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

The Company and the Selling Shareholders may also issue contracts under which the counterparty may be required to purchase Securities. Such contracts would be issued for Securities in amounts, at prices and on terms to be set forth in a Prospectus Supplement.

The anticipated place and time of delivery of Securities will be set forth in the applicable Prospectus Supplement.

If so indicated in the applicable Prospectus Supplement, the Company or the Selling Shareholders will authorize underwriters or agents to solicit offers by certain institutions to purchase Securities from the

Company or the Selling Shareholders, as applicable, pursuant to delayed delivery contracts providing for payment and delivery at a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company or the Selling Shareholders, as applicable. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of any purchaser under any such contract will not be subject to any conditions except that (i) the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject, and (ii) if the Securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such Securities not sold for delayed delivery. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

Any underwriter or agent participating in the distribution of the Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Securities so offered and sold and any discounts or commissions received by them from the Company or the Selling Shareholders and any profit realized by them on the sale or resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Underwriters and agents may be entitled, under agreements entered into with the Company or the Selling Shareholders, to indemnification by the Company or the Selling Shareholders, as applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Certain of such underwriters and agents, including their associates, may be customers of, engage in transactions with and perform services for, the Company and its subsidiaries or the Selling Shareholders in the ordinary course of business.

                                 LEGAL MATTERS

The validity of the Securities offered will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado.

                                    EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The Company's ore reserves set forth in the table under the heading "Ore Reserves" have been verified by Behre Dolbart & Company, Inc., and such information has been included herein in reliance upon the authority of such firm as experts in mining, geology and ore reserve determination.

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                                2,000,000 SHARES

                                  COMMON STOCK


                      [LOGO OF STILLWATER MINING COMPANY]

                                 ------------

                             PROSPECTUS SUPPLEMENT

                               OCTOBER 19 , 1998

                                 ------------

                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                                 TD SECURITIES


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